SHARE PURCHASE AGREEMENT

BETWEEN

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

AND

GPU.ONE HOLDING INC.

AND

STL ATLANTIC HOLDINGS INC.

AND

GPU ATLANTIC INC

DATED as of February 24, 2021

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT is made as of February 24, 2021, by and among HIVE Blockchain Technologies Ltd. (the "Purchaser"), GPU.ONE Holding Inc. (the "Majority Shareholder"), STL Atlantic Holdings Inc. (the "Minority Shareholder" and collectively with the Majority Shareholder, the "Seller") and GPU Atlantic Inc. (the "Acquired Corporation").

WHEREAS the Parties have agreed that the Purchaser shall purchase from the Seller all of the issued and outstanding shares in the capital of the Acquired Corporation, which is the owner of the property and buildings situate on PID 35367218 in Saint-André, New Brunswick (the "Facility"), upon the terms and subject to the conditions set forth herein;

AND WHEREAS 92% of the issued and outstanding shares in the capital of the Acquired Corporation is to be owned by the Majority Shareholder upon Closing, which has agreed to provide certain assurances as contained herein;

AND WHEREAS 8% of the issued and outstanding shares in the capital of the Acquired Corporation is to be owned by the Minority Shareholder upon Closing, which has agreed to provide certain assurances as contained herein;

AND WHEREAS the Minority Shareholder has not exercised its right of first refusal pursuant to Article 5 of the unanimous shareholder agreement of the Acquired Corporation dated September 12, 2019 (the "Unanimous Shareholder Agreement") and the Majority Shareholder and the Minority shareholder have agreed to enter into this Agreement and terminate the Unanimous Shareholder Agreement;

AND WHEREAS the Parties hereby acknowledge and declare that the foregoing recitals are true and correct in substance and in fact.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions.

The meaning of certain words and terms used in this Agreement are set out in Schedule A of this Agreement.

1.2 Interpretation.

In this Agreement, unless expressly stated otherwise:

(a) Consent - Whenever a provision of this Agreement requires Consent of a Party, and such Consent is not delivered within the applicable time limit, the Party whose Consent is required shall be conclusively deemed to have withheld same.

(b) Currency - Unless otherwise specified, all dollar amounts in this Agreement, including the symbol "$", refer to lawful currency of Canada.

(c) Headings - Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(d) Preparation of Agreement - This Agreement was prepared jointly by the Parties and no rule that it be construed against the drafter shall have any application in its construction or interpretation.

(e) Including - Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation".

(f) Documents - Reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with its terms, and includes all addenda, exhibits, or schedules thereto.

(g) Copies and Lists - A reference to a "copy" or "copies" of any agreement, document, or instrument means a copy or copies that are true and complete; and a reference to a list, or any like compilation (whether in the Disclosure Schedule hereto or elsewhere) means that the list or compilation referred to is true and complete.

(h) No Strict Construction - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(i) Overlapping Provisions - The Parties intend that each representation, warranty, covenant and agreement contained in this Agreement will have independent significance. The fact that any conduct or state of facts may be within the scope of two or more representations, warranties, covenants, or agreements herein, whether relating to the same or different subject matters and regardless of the relative levels of specificity, shall not be considered in construing or interpreting this Agreement, nor shall the provisions of any representation and warranty be deemed to limit the provisions of any other representation and warranty.

(j) Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

(k) Severability - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability, without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(l) Statutory References - A reference to a statute includes all regulations and rules made pursuant to such statute and the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(m) Recitals - The recitals to this Agreement form an integral part hereof.

(n) Time - Time is of the essence in the performance of the Parties' respective obligations hereunder.

(o) Time Periods - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends, and by extending such period to the next Business Day following if the last day of the period is not a Business Day; and where any action is required to be taken on a particular day and such day is not a Business Day and, as a result, such action cannot be taken on such day, then this Agreement shall be deemed to provide that such action shall be taken on the first Business Day after such day.

1.3 Governing Law and Submission to Jurisdiction.

This Agreement shall be governed by and construed in accordance with the laws of the Province of New Brunswick and the laws of Canada applicable therein, but excluding any such laws or choice of law rules that might direct the application of the laws of another jurisdiction. The Parties hereby irrevocably and unconditionally submit to the non-exclusive jurisdiction of the courts of the Province of New Brunswick and elect domicile in the City of Saint John, New Brunswick with respect to any dispute arising out of or in connection with this Agreement, including disputes regarding its validity or interpretation and the exercise of any right or the enforcement of any obligation arising hereunder.

1.4 Meaning of Knowledge.

(a) "Knowledge of the Purchaser", or any other similar knowledge qualification, means the actual knowledge of any director or officer of the Purchaser after due inquiry.

(b) "Knowledge of the Seller", or any other similar knowledge qualification, means the actual knowledge of any director or officer of the Seller or the Acquired Corporation after due inquiry.

1.5 Disclosure Schedule.

The Disclosure Schedule is incorporated in and forms an integral part of this Agreement.

ARTICLE 2

PURCHASE AND SALE OF SHARES

2.1 Purchase and Sale of Shares.

Subject to the terms and conditions of this Agreement, at the Closing the Purchaser shall purchase from the Seller and the Seller shall sell and transfer to the Purchaser, all of the Purchased Shares.

The purchase price payable by the Purchaser to the Seller for all of the Purchased Shares (the "Purchase Price") shall be:

(a) 5,000,000 common shares of the Purchaser (the "Consideration Shares") to be distributed in the following manner:

(i) 4,600,000 Consideration Shares to the Majority Shareholder; and

(ii) 400,000 Consideration Shares to the Minority Shareholder.

2.2 Payment of the Purchase Price.

The Purchase Price shall be paid at Closing as follows:

(a) subject to 2.2(b) below, the issuance and delivery to the Seller of the Consideration Shares as fully paid, non-assessable shares in the capital of the Purchaser, free and clear of all Encumbrances; and

(b) 1,000,000 of the Consideration Shares which are allocated to the Majority Shareholder shall be deposited with the Escrow Agent at Closing (the "Holdback Shares") as provided for herein.

2.3 Holdback Shares.

The Majority Shareholder agrees that the Holdback Shares shall be deposited with the Escrow Agent at Closing. The Holdback Shares shall be released by the Escrow Agent in accordance with the terms of the Escrow Agreement.

2.4 Work Commitment

The Parties agree that, on or before the third anniversary of Closing the Purchaser shall spend a minimum of $6,000,000 on construction and development costs to expand the Facility which may include, but not be limited to payment of amounts and liens related to the prior construction and development activities of the Facility (the "Work Commitment").

2.5 Listing of Consideration Shares.

The Purchaser shall cause the Consideration Shares to be issued and delivered by the Purchaser pursuant to this Agreement to be listed and posted for trading on the TSX-V on their date of issuance.

2.6 Election Under the Income Tax Act (Canada).

(a) The Parties agree that the Purchaser and the Seller shall file a joint election under subsection 85(1) of the ITA and any applicable provincial income tax legislation within the time and in the form prescribed, and to execute and file all such other documents as may be necessary or advisable, in order that the provisions of subsection 85(1) of the ITA (and any equivalent provincial income tax legislation) apply to the transfer of the Purchased Shares. In such an election, the Seller will be entitled to elect the amount which shall be the Seller's proceeds of disposition and the Purchaser's cost of the Purchased Shares for purposes of the ITA and any applicable provincial income tax legislation, provided that such amount is within the limits prescribed by the ITA.

(b) The Seller shall, at least 30 days prior to the date on which such forms are required to be filed with the applicable Governmental Authorities, deliver a joint election under subsection 85(1) of the ITA (and any applicable provincial income tax legislation) in the prescribed form to the Purchaser. Subject to such election form(s) complying with Applicable Law, such election form(s) shall be signed by an appropriate signing officer of the Purchaser and returned to the Seller within 20 days after delivery of such election forms to the Purchaser for filing by the Seller with the relevant tax authorities. In the event that the Seller (i) fails to deliver the election form to the Purchaser; or (ii) delivers an election form that is not complete, the Purchaser shall not withhold its signature on such election forms that were delivered in compliance with this Section 2.5(b).

2.7 Closing. The closing of the purchase and sale of the Purchased Shares contemplated by this Agreement (the "Closing") shall be held at the offices of Peterson McVicar LLP, 18 King Street East, Suite 902, Toronto, Ontario M5C 1C4 on the Closing Date at 11:00 a.m. (Eastern time), provided that, on or prior to such date, all conditions set forth in ARTICLE 8 and ARTICLE 9 have been satisfied or waived.

2.8 Closing Obligations.

(a) Seller - At the Closing, the Seller shall deliver to the Purchaser:

(i) certificates evidencing all of the Purchased Shares accompanied by irrevocable security transfer powers of attorney duly executed in blank by the applicable holder of record;

(ii) the Corporate Records of the Acquired Corporation together with its Constating Documents;

(iii) a certificate of an officer of the Acquired Corporation certifying: (A) the Constating Documents of the Acquired Corporation and that the same are in effect, unamended; (B) a copy of the resolutions of the board of directors of the Acquired Corporation authorizing the completion of the Transaction and the execution, delivery, and performance of each of the Closing Documents to which it is a party; and (C) copy of resolutions of the shareholders of the Acquired Corporation authorizing the completion of the Transaction and the execution, delivery, and performance of each of the Closing Documents to which it is a party;

(iv) a current certificate of status with respect to the Acquired Corporation, issued by the appropriate Governmental Authority of its respective jurisdiction of incorporation or organization;

(v) the written resignation and mutual release and discharge of specified directors and officers of the Acquired Corporation (as directed by the Purchaser) executed by the applicable director and/or officer;

(vi) a mutual release between the Purchaser and the Acquired Corporation, on one hand, and the Seller, on the other hand, executed by the Seller, excepting any cause of action pursuant to this Agreement or the Escrow Agreement;

(vii) a lock-up agreement (the "Lock-up Agreement") in favour of the Purchaser from the Majority Shareholder in respect of the Holdback Shares in form and substance satisfactory to the Purchaser, acting reasonably, evidencing Majority Shareholder's agreement not to, without the prior written consent of the Purchaser not to be unreasonably withheld, offer, sell or resell any Holdback Shares held by it or agree to or announce any such offer or sale for a period of six (6) months;

(viii) a bring down certificate in respect of the continued accuracy of the representations and warranties of the Seller and the Majority Shareholder on behalf the Acquired Corporation as provided for herein;

(ix) the Escrow Agreement duly executed by the Seller;

(x) an assignment executed by the Majority Shareholder in favour of the Acquired Corporation in respect of any intellectual property of the Majority Shareholder including, for greater certainty, that which was created by any Majority Shareholder employees who are accepting employment with the Acquired Corporation following the Closing Date; and

(xi) evidence of registration of an easement signed and registered that reflects the intended public roads under construction as per Tentative Subdivision Plan (Agriculture Drive, Harvest Lane and Tractor Lane) which shall grant a private right of way to access to PID 35367218, and the right to install public utility easements depicted thereon;

(b) Purchaser - At the Closing, the Purchaser shall deliver to the Seller:

(i) the Purchase Price including certificates evidencing all of the Consideration Shares or similar records to the satisfaction of the Seller;

(ii) a certificate of an officer of the Purchaser certifying: (A) the Constating Documents of the Purchaser and that the same are in effect, unamended; (B) copy of the resolutions of the board of directors of the Purchaser authorizing the completion of the Transaction and the execution, delivery, and performance of each of the Closing Documents to which it is a party; and (C) if applicable, a copy of resolutions of the shareholders of the Purchaser authorizing the completion of the Transaction and the execution, delivery, and performance of each of the Closing Documents to which it is a party;

(iii) a current certificate of good standing with respect to the Purchaser, issued by the appropriate Governmental Authority of its respective jurisdiction of incorporation or organization;

(iv) the written resignation and mutual release and discharge of specified directors and officers of the Acquired Corporation, executed by the Acquired Corporation;

(v) a bring down certificate in respect of the continued accuracy of the representations and warranties of the Purchaser as provided for herein;

(vi) a mutual release between the Purchaser and the Acquired Corporation, on one hand, and the Seller, on the other hand, executed by the Purchaser and the Acquired Corporation, excepting any cause of action pursuant to this Agreement or the Escrow Agreement; and

(vii) the Escrow Agreement duly executed by the Purchaser.

2.9 Closing Conditions

Closing of the Transaction will be subject to the following conditions:

(a) The representations and warranties of the Seller and Purchaser made in or pursuant to this Agreement shall be true and correct in all respects at the Closing Date with the same force and effect as if made at and as of the Closing Date, except where the failure of such representations and warranties to be so true and correct would not result in a Material Adverse Change.

(b) The obligations, covenants and agreements contained in this Agreement to be complied with or performed by the Seller and Purchaser at or prior to the Closing Date shall have been complied with or performed in all material respects.

(c) The Purchaser shall have completed its due diligence investigation of the Acquired Corporation and shall, in its sole discretion, be satisfied with the results of such due diligence investigation;

(d) The consent of Desjardins Bank and Investissement Quebec in respect of the change of control of the Acquired Corporation on terms acceptable to the Purchaser, including the ongoing provision of guarantee support of Investment Quebec required in connection thereof; and

(e) The receipt of regulatory approvals (if any), which shall include the approval of the TSX-V, if applicable.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES AS TO THE SELLER

The Seller represents and warrants to the Purchaser as follows, on an individual basis and not joint and several, and acknowledges that the Purchaser is relying upon the following representations and warranties in connection with its purchase of the Purchased Shares:

3.1 Status and Authority.

The Acquired Corporation is a corporation is duly subsisting under the laws of the jurisdiction under which it is constituted, is in good standing under such laws, and has the requisite power, authority, and capacity and operate its property and assets, to carry on its business as it is being conducted and proposed to be conducted, and to enter into and perform its obligations under all Contracts. The Seller has the absolute and unrestricted right, power, authority, and capacity to enter into this Agreement and each of the other Closing Documents to which it is a party, to execute and deliver same and to perform all of the Seller's obligations thereunder. The execution and delivery by the Seller of this Agreement and each of the other Closing Documents to which it is a party, the performance by it of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on its part.

3.2 Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms. Each of the other Closing Documents to which the Seller is a party will be duly executed and delivered the Seller as and when required, on or prior to Closing, and, upon the execution and delivery thereof by the Seller, each such Closing Document shall constitute a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

3.3 Residence.

The Seller is not a non-resident of Canada within the meaning of the ITA and the Purchased Shares owned by the Seller do not constitute "taxable Canadian property" within the meaning of the ITA.

3.4 No Conflict.

Neither the execution and delivery by the Seller of this Agreement or the other Closing Documents to which the Seller is a party, nor the performance of the Seller's obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, will directly or indirectly (with or without notice or lapse of time or both):

(a) conflict with, or result in a breach of, or constitute a default under, (i) any Constating Documents of the Seller or other restrictions of any kind by which the Seller (or any assets of the Seller) is bound, (ii) any resolutions of its directors or shareholders, or (iii) any shareholders agreement of the Seller;

(b) to the Knowledge of the Seller, contravene, conflict with, or violate any Applicable Law; or

(c) give any Person the right to challenge any transaction contemplated hereby or thereby or to exercise any remedy, under any Applicable Law to which the Seller is subject.

3.5 Consents.

The Seller is not required to give notice to, make any declaration, filing, or registration with, or obtain any Consent from, any Person in connection with: (a) the execution and delivery by the Seller of this Agreement and each of the other Closing Documents to which the Seller is a party; (b) the performance by the Seller of the Seller's obligations hereunder or thereunder, including the transfer of the Purchased Shares owned by the Seller to the Purchaser; or (c) the consummation of the transactions contemplated hereby or thereby.

3.6 Restrictions on Transfer.

Except for those restrictions on transfer contained in the Constating Documents of the Acquired Corporation, there are no restrictions of any nature whatsoever imposed on the Seller regarding the transfer of the Seller's Purchased Shares to the Purchaser.

3.7 Proceedings and Orders.

As of the date of this Agreement, no Proceeding or Order is outstanding or pending, or to the Knowledge of the Seller, has been threatened, against the Seller, that affects or relates to any of the Seller's Purchased Shares or that would otherwise impair, in any manner, the Seller's ability to perform the Seller's obligations under this Agreement or any other Closing Documents to which the Seller is a party, or to consummate the transactions contemplated hereby or thereby.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES AS TO THE ACQUIRED CORPORATION AND

THE BUSINESS

The Majority Shareholder represents and warrants to the Purchaser as follows, and acknowledges that the Purchaser is relying upon the following representations and warranties in connection with its purchase of the Purchased Shares:

4.1 Status and Authority.

(a) Section 4.1(a) of the Disclosure Schedule lists, with respect to the Acquired Corporation, the full legal name of the Acquired Corporation, the jurisdiction and statute under which it was incorporated and organized, each jurisdiction in which it is qualified to do business as a foreign entity, and any legal, business, fictitious, assumed, or trade name which it has previously used or currently uses. The Seller has delivered to the Purchaser copies of all of the Constating Documents of the Acquired Corporation.

(b) The Acquired Corporation was duly created, formed, and organized under the laws of its jurisdiction of formation, is in good standing thereunder, and has the requisite power, authority, and capacity to own and operate its property and assets, to carry on its business as currently conducted and proposed to be conducted and to enter into and perform its obligations under all Contracts. The Acquired Corporation is not in default under or in violation of any of its Constating Documents.

4.2 No Conflict.

The execution and delivery of this Agreement and the performance of the transactions contemplated hereby, will not directly or indirectly (with or without notice or lapse of time or both):

(a) conflict with, or result in a breach of, or constitute a default under, (i) any Constating Documents of the Acquired Corporation or, to the Knowledge of the Seller, other restrictions of any kind by which the Acquired Corporation (or any assets of the Acquired Corporation) is bound, (ii) any resolutions of the directors or shareholders of the Acquired Corporation, or (iii) any shareholders agreement of the Acquired Corporation;

(b) to the Knowledge of the Seller, contravene, conflict with, or violate any Applicable Law; or

(c) give any Person the right to challenge any transaction contemplated hereby or thereby or to exercise any remedy, under any Applicable Law to which the Seller is subject.

(d) give any Person the right to challenge any transaction contemplated thereby or to exercise any remedy, under any Applicable Law to which the Acquired Corporation is subject;

(e) contravene, conflict with, violate or result in the loss of any benefit under any Permit held by the Acquired Corporation or that otherwise relates to any assets owned or used by it or the Business, or give any Person the right to revoke, terminate, suspend or modify any such Permit;

(f) except for the consents identified in Section 4.5 of the Disclosure Schedule, result in a breach of, or accelerate the obligations of the Acquired Corporation, relieve any other Person of its obligations, or give any other Person the right to declare a default or to exercise any right or remedy under, any Contract, or result in the imposition or creation of any Encumbrance on any assets owned or used by the Acquired Corporation; or

(g) cause the Purchaser or the Acquired Corporation to become subject to, or liable for, the payment of any Tax (other than any sales Tax or other similar Tax resulting from the sale of the Purchased Shares), or to the Knowledge of the Seller, cause any assets owned or used by the Acquired Corporation to be reassessed or revalued by any Governmental Authority.

4.3 Title to Shares and Capitalization.

(a) All of the authorized and issued Equity Securities of the Acquired Corporation are as disclosed under Section 4.3 of the Disclosure Schedule. Except for the issued Purchased Shares of the Acquired Corporation no Equity Securities are outstanding. The Purchased Shares are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all Applicable Law, and constitute all of the issued outstanding share capital of the Acquired Corporation.

(b) The Seller is the registered and beneficial owner of its Purchased Shares with good, valid, and marketable title thereto, free and clear of all Encumbrances other than those restrictions on transfer, if any, contained in the Constating Documents of the Acquired Corporation. Except for the Purchased Shares, no Person has any right to acquire any further Equity Securities. Upon completion of the Transaction, the Purchaser shall have legal and beneficial and good, valid, and marketable title to all of the Purchased Shares free and clear of all Encumbrances, other than those restrictions on transfer, if any, set out in the Constating Documents of the Acquired Corporation.

(c) There are no Contracts relating to or otherwise affecting any Equity Securities of the Acquired Corporation, including any Contract relating to the sale, issuance, voting, transfer, purchase, redemption, or other acquisition thereof, and no such Contract is contemplated or under discussion or negotiation.

(d) Except for those restrictions on the transfer of Equity Securities contained in the Constating Documents of the Acquired Corporation, there are no restrictions of any nature whatsoever imposed on the Acquired Corporation regarding the transfer of any Equity Securities of any kind.

4.4 Subsidiaries.

The Acquired Corporation has no Subsidiaries.

4.5 Consents

Except as set forth in Section 4.5 of the Disclosure Schedule, the Acquired Corporation is not required to give notice to, make any declaration, filing, or registration with, or obtain any Consent from, any Person in connection with:

(a) the execution and delivery of this Agreement and each of the other Closing Documents;

(b) the performance by the Seller or the Acquired Corporation of their respective obligations hereunder or thereunder; or

(c) the consummation of the transactions contemplated hereby or thereby.

4.6 Title to and Sufficiency of Assets.

(a) The Acquired Corporation is the beneficial owner of all of the properties and assets (whether real or immovable, personal or movable or mixed and whether tangible or intangible) that it purports to own, including all the properties and assets reflected as being owned by it on the balance sheet forming part of the Acquired Corporation Financial Statements or otherwise in its Books and Records (the "Purchased Assets"). Such properties and assets are owned by the Acquired Corporation as legal and beneficial owner with good, valid, and marketable title thereto free and clear of all Encumbrances, other than the Permitted Encumbrances.

(b) The Purchased Assets include all rights and property used or held by the Acquired Corporation in the operation of the Business.

(c) None of the Purchased Assets owned by the Seller is in the possession of a third party.

(d) No Person has any written or oral agreement, or any option or other right or privilege (whether by law, pre-emptive, contractual or otherwise) capable of becoming an agreement or option, for the purchase or acquisition from the Acquired Corporation any of the Purchased Assets or any interest therein.

(e) Section 4.6(e) of the Disclosure Schedule identifies the specific Purchased Assets used for the purpose of mining digital currency which units are owned by the Acquired Corporation. None of the intangible assets (including any digital currency or Bitcoin) produced from the Purchased Assets identified in Section 4.6(e) of the Disclosure Schedule have been or are beneficially owned by the Acquired Corporation. The Acquired Corporation has no wallet or legal or beneficial ownership of any digital currency or Bitcoin.

4.7 Tangible Personal Property.

(a) Section 4.7 of the Disclosure Schedule lists all improvements, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property tangible personal property owned, leased or otherwise used or operated by the Acquired Corporation as of the date hereof (the "Tangible Personal Property") which is material to the Business and specifies whether such property is owned, leased or otherwise used or operated by it under license or other arrangement. The tangible personal property that is owned by the Acquired Corporation is owned by it as legal and beneficial owner with good, valid, and marketable title thereto, free and clear of all Encumbrances, other than the Permitted Encumbrances.

(b) Except as disclosed in Section 4.7 of the Disclosure Schedule, all of the items of Tangible Personal Property are structurally sound, are in good operating condition and repair, taking into account the age thereof and with normal wear and tear excepted, and are adequate for the uses to which they are being put and are sufficient to permit the continued operation of the business in substantially the same manner as conducted during the 12 months preceding Closing.

4.8 Acquired Corporation Financial Statements.

Section 4.8 of the Disclosure Schedule sets forth true and complete copies of the Acquired Corporation Financial Statements. The Acquired Corporation Financial Statements:

(a) fairly present the financial condition and the results of operations and cash flows of Acquired Corporation as at the respective dates of and for the periods referred to in, the Acquired Corporation Financial Statements; and

(b) were prepared in accordance with GAAP. The Acquired Corporation Financial Statements were prepared from, and are consistent with, the Books and Records of Acquired Corporation.

4.9 Absence of Unusual Transactions and Events.

Except as set forth at Section 4.9 of the Disclosure Letter, since the date of Acquired Corporation Financial Statements, the Seller has operated the Business in the Ordinary Course of Business in all material respects and, without limiting the generality of the foregoing, has not since such date:

(a) sold, licensed or otherwise disposed of any assets of the kind comprising the Purchased Assets, except in the Ordinary Course of Business or exceeding $20,000;

(b) purchased or otherwise acquired any assets of the kind comprising the Purchased Assets, except in the Ordinary Course of Business or exceeding $20,000;

(c) imposed or suffered any Encumbrance upon any of the Purchased Assets, except for Permitted Encumbrances;

(d) terminated, cancelled, modified or amended in any material respect or received notice or a request for termination, cancellation, modification or amendment of any permit except in the Ordinary Course of Business or taken or failed to take any action that would entitle any party to a permit to terminate, cancel, modify, or amend any permit except in the Ordinary Course of Business;

(e) terminated, cancelled, modified or amended in any material respect or received notice or a request for termination, cancellation, modification or amendment of any Contract, including without limitation, offered any discount or grants of any allowances, discounts, rebates or incentives to a customer, or taken or failed to take any action that would entitle any party to a Contract to terminate, cancel, modify, or amend any Contract except in the Ordinary Course of Business;

(i) entered into any Contract that would qualify the signatory thereto qualify as a Major Supplier or Major Customer;

(ii) made any capital expenditure or authorized any capital expenditure or made any commitment for the purchase, construction or improvement of any capital assets in excess of $5,000;

(iii) made any changes in its accounting principles, policies, practices or methods;

(iv) transferred, assigned, or granted any license or sublicense of any material rights under or with respect to any of the Purchased Assets;

(v) sustained material damage, destruction or loss (whether or not covered by insurance) to any of the Purchased Assets in excess of $10,000;

(vi) cancelled or reduced any of the insurance coverage obtained in respect of the Business;

(vii) suffered any loss of a customer that accounts for more than $50,000 or more in revenue per year;

(viii) hired or terminated any employee of the Acquired Corporation;

(ix) compromised or settled any litigation, proceeding or other action relating to the Acquired Corporation; or

(x) authorized or agreed or otherwise become committed to do any of the foregoing.

4.10 Accounts Receivable and Prepaid Expenses

(a) All Accounts Receivable are recorded in the Acquired Corporation Financial Statements and in the financial records of the Seller, up to and including the Closing Date, and are valid obligations which arose in the ordinary course of Business in the amount of their full face value and are not subject to any set-off or counterclaim.

(b) At the Closing Date, there will be no pre-paid revenue, deposits, advances or similar amounts which have been received by or on behalf of the Acquired Corporation or any of its Affiliates with respect to the Business or the Purchased Assets except for as reported in the Acquired Corporation Financial Statements (Digital Currency Group: USD 328K and Altonomy (joint hash): USD 51K ).

4.11 Books and Records; Corporate Records.

(a) The Books and Records of the Acquired Corporation are complete and accurate in all material respects, represent actual, bona fide transactions, and have been maintained in accordance with sound business practices and the requirements of Applicable Law. Without limiting the generality of the foregoing, all material transactions of the Acquired Corporation have been accurately recorded in its Books and Records.

(b) The Corporate Records of the Acquired Corporation are complete and accurate in all material respects and have been maintained in accordance with the requirements of Applicable Law.

(c) All Books and Records and Corporate Records of the Acquired Corporation are in the full possession and control of the Acquired Corporation, as applicable, are owned exclusively by them.

4.12 Contracts.

(a) Section 4.12 of the Disclosure Letter sets forth a list of all Contracts to which the Acquired Corporation is a party and by which any of the Purchased Assets are bound or affected including, but not limited to:

(i) all Contracts which (i) contain a covenant on the part of the Acquired Corporation not to engage in (or expand) any line of business, compete with any Person or do business in any geographic area, or solicit for employment or hire certain Persons, (ii) limit or restrict the use of the Purchased Assets, (iii) by its terms expressly seek to obligate the Acquired Corporation to conduct any business on an exclusive basis with any other Person or (iv) contain a "most favoured nation" status for any Person;

(ii) all Contracts with Major Customers or Major Suppliers (including, for certainty, the Network Operating Agreement & the Agreement for Supply of Power and Energy it has entered in to with New Brunswick Power Corporation), as amended or supplemented to date;

(iii) all Contracts with any party engaged to supply materials or perform construction at the Facility;

(iv) all Contracts between the Seller or the Acquired Corporation, on the one hand, and any Affiliate of the Seller or Affiliate of the Acquired Corporation, on the other hand;

(v) all Contracts relating to indebtedness (including guarantees) of the Acquired Corporation;

(vi) all Contracts pursuant to which the Acquired Corporation licenses Intellectual Property that is material to the conduct of the Business to or from any Person (excluding licenses for commercially available "off-the- shelf" software licensed to the Seller);

(vii) all Contracts for the lease of personal property involving aggregate consideration payable by the Seller in excess of $25,000 per annum or $100,000 in the aggregate over the term of the Contract; and

(viii) all Contracts providing for the issuance of performance bonds and all bonds issued thereunder.

(b) Correct and complete copies of the Contracts (including all modifications, amendments and supplements thereto and waivers thereunder, including for certainty, all estimations, work plans, change orders, and other material documents related thereto) have been provided to the Purchaser.

(c) Other than the Contracts disclosed in Section 4.12 of the Disclosure Letter, there are no other Contracts material to the conduct and operation of the Business or the ownership or use of the Purchased Assets.

(d) Except as explicitly forth in the Disclosure Letter including any Contracts entered into that gave rise to the Permitted Encumbrances, neither the Seller nor, to the knowledge of the Seller, any other party to any Contract, is in material breach of, or material default under, any Contract and, to the knowledge of the Seller, there exists no state of facts which after notice or the passage of time, or both, would constitute such a breach or default by the Seller or by any other party to the Contract.

4.13 Facility.

(a) The Acquired Corporation is the registered fee simple and sole beneficial owner of the Facility, and prior to its ownership, it had the leasehold right to occupy the Facility in accordance with the Facility Lease. A copy of the Certificate of Registered Ownership and of the Facility Lease has been delivered to the Purchaser along with copies of all deeds and other instruments relating to the Facility Lease, and copies of all insurance policies, opinions, abstracts, and surveys (if any) to the Knowledge of the Seller in the possession of the Seller, relating to the Facility have been delivered to the Purchaser.

(b) Since October 18, 2019, to the Knowledge of the Seller:

(i) all buildings, plants, structures, fixtures and improvements located on the Facility were constructed, in material compliance with all requirements of Applicable Law, including applicable land use planning, zoning and building code requirements and comply therewith;

(ii) all such buildings, plants, structures, fixtures and improvements are and have been used and operated, at all times, by the Acquired Corporation in accordance with all requirements of Applicable Law; and

(iii) Except as set forth in Section 4.13(b)(iii) of the Disclosure Schedule, the Facility is structurally sound and free of material defects (latent or otherwise) and suitable and appropriate for the purposes which they are currently being used. To the Knowledge of the Seller, the Facility is in good operating condition and in a state of good maintenance and repair, and it is not in need of maintenance or repairs, except for ordinary routine maintenance and repairs that are not material in nature or cost. No Order has been issued or, to the Knowledge of the Seller, threatened with respect to the Facility, the use thereof by the Acquired Corporation, including any Order advising of any defects in the construction or state of repair thereof, requiring any work to be done with respect thereto, or advising of any other non-compliance with any Applicable Law, including with respect to fire, safety, land use planning, zoning, construction, occupancy or otherwise.

(c) Except as set forth in Section 4.13(c) of the Disclosure Schedule, the Acquired Corporation is not in default under any of the Permitted Encumbrances affecting the Facility, nor has it breached any of the terms thereof.

(d) Except as set forth in Section 4.13(d) of the Disclosure Schedule, to the Knowledge of the Seller, the Acquired Corporation does not owe any monies to any Person for labour, materials, work or services performed, rendered or supplied to or in connection with the Facility for which such Person could claim an Encumbrance.

(e) Except as set forth in Section 4.13(e) of the Disclosure Schedule, the Seller has no knowledge of any fact relevant to the Facility which could significantly lower its value or significantly increase the expenses for its maintenance and upkeep.

(f) Neither the Seller nor the Acquired Corporation have received, or have any basis to expect the receipt of, any complaint, notice of complaint, warning or other communication from any Governmental Authority or any person alleging non- compliance with any Environmental Laws.

4.14 Undisclosed Liabilities.

Except as set forth in 4.14 of the Disclosure Schedule or in the Acquired Corporation Financial Statements, to the Knowledge of the Seller, the Acquired Corporation does not have any liability or obligation of any nature (whether known or unknown, and whether absolute, accrued, contingent, or otherwise).

4.15 Insurance.

Particulars of all insurance policies maintained by the Acquired Corporation are listed in Section 4.15 of the Disclosure Schedule. The Acquired Corporation maintains insurance policies in force against loss on such assets of the Acquired Corporation, against such risks, in such amounts and to such limits as is in accordance with prudent business practices for a company such as the Acquired Corporation and having regard to the location, age and character of its assets. The Acquired Corporation has complied in all material respects with all requirements of such insurance, including the payment of all premiums and the prompt giving of notice of any claim. Section 4.15 of the Disclosure Schedule also sets forth any and all claims, with reasonable particulars, made under any policies of insurance maintained by or for the benefit of the Acquired Corporation in relation to the business over the past 12 months prior to the date hereof.

4.16 Banking Information.

Section 4.16 of the Disclosure Schedule sets forth and describes the name and location (including municipal address) of each bank, trust company or other institution in which the Acquired Corporation has an account, money on deposit, or a safety deposit box, and the name of all Persons who are authorized signatories thereon or who have access thereto or control thereover.

4.17 Employees and Consultants.

(a) The Acquired Corporation has no current employees on a full-time, part-time or temporary basis, including no employees on disability (long-term or short-term), workers' compensation, parental or other statutory or approved leave.

(b) Except as set forth in Section 4.17(b) of the Disclosure Schedule, no independent contractor, consultant, subcontractor, sales representative or agent, commercial agent, or other freelancer provides services to the Acquired Corporation.

(c) Section 4.17(c) of the Disclosure Schedule lists all current directors and all current officers (with office held) of the Acquired Corporation.

(d) Section 4.17(d) of the Disclosure Schedule states the number of full time or permanent employees terminated or laid off by the Acquired Corporation since August 13, 2019, and, for each full-time employee of the Acquired Corporation who has been terminated or laid off, or whose total remuneration or hours of work have been reduced by more than 5% by the Acquired Corporation, since August 13, 2019, the date of such termination, layoff, or reduction in hours or remuneration and the reason therefor.

(e) The Acquired Corporation is not party to any Contract with any person that is not terminable without cause upon the giving of the specified contractual notice, or reasonable notice, in accordance with Applicable Law, as the case may be, and without the payment of any additional bonus, golden parachute, severance, or change of control payment, damages, or penalty.

(f) The execution, delivery, or performance of this Agreement or any of the other Closing Documents, and the consummation of the transactions contemplated hereby or thereby, will not, either alone or upon the occurrence of any additional or subsequent event, result in or give rise to:

(i) any payment to any person, including any bonus, severance, or change of control payment, damages, or penalty, or to any forgiveness of any indebtedness owing by them; or

(ii) the acceleration or vesting of, or increase in, any benefits or obligations (including funding obligations) under any Contract.

(g) The Acquired Corporation is not indebted to any of its directors, officers, or any employee other than for amounts due in the ordinary and usual course of business consistent with past practice as normal salaries, wages, fees, benefits, or bonuses, or in reimbursement of ordinary expenses in the usual and ordinary course of business consistent with past practice, and no such person is indebted to the Acquired Corporation, except for advances for ordinary business expenses in the usual and ordinary course of business consistent with past practice which is properly reflected in the Acquired Corporation Financial Statements.

(h) Without limiting the generality of any other provision hereof,

(i) the Acquired Corporation has properly, fairly and accurately reflected on its Books and Records:

(A) all compensation paid, and all perquisites provided, to any employee, or to any Affiliate of the Acquired Corporation for services rendered by the Affiliate's employees;

(B) all compensation and perquisites that are due and payable or deferred and payable to an employee, or to any Affiliate of the Acquired Corporation for services rendered by the Affiliate's employees, but which have not been paid or provided at the Closing Date, including all accruals for unpaid vacation pay and accrued wages, salaries, commissions; and

(C) all amounts that are due and payable by the Acquired Corporation to any other Person, including any Governmental Authority, in respect of any of employees, or to any Affiliate of the Acquired Corporation for services rendered by the Affiliate's employees, but which have not been paid at the Closing Date, including accruals for premiums for Employment Insurance, Canada Pension Plan and provincial pension plans, premiums for health, or medical and hospital insurance plans; and

(ii) all such compensation and perquisites have been properly and accurately disclosed in the Acquired Corporation Financial Statements and, to the extent required by Applicable Law, other public or private reports, records or filings.

(i) No offer of employment or engagement has been made by the Acquired Corporation that has not yet been accepted or where the employment or engagement has not yet started.

(j) Section 4.17(j) of the Disclosure Schedule lists all Equity Securities of the Acquired Corporation granted to or purchased by any employees, directors, officers or other Persons engaged by the Acquired Corporation, and their respective vesting schedules.

(k) There are no outstanding, pending or, to the Knowledge of the Seller, threatened charges, complaints, or Proceedings from or on behalf of any Employee or former Employee against the Acquired Corporation, whether pertaining to dismissal, termination of employment, notice of termination of employment, or compensation in lieu of notice, employment standards, human rights, labour relations, occupational health and safety, workers' compensation, pay equity, employment equity or otherwise, and no event or circumstance has occurred that could reasonably give rise to any of the foregoing.

4.18 Workers' Compensation/Occupational Health and Safety.

(a) All costs, charges, assessments, including experience rating assessments, or other liabilities, contingent or otherwise, under workers' compensation or occupational health and safety legislation or other provisions of Applicable Law relating to industrial accidents and/or occupational diseases, have been paid or accrued by the Acquired Corporation. The accident cost experience of the Acquired Corporation is such that there are no pending or possible assessments other than those arising in the ordinary course of business of the Acquired Corporation, and there are no claims or, to the Knowledge of the Seller, potential claims, which may adversely affect its accident cost experience.

(b) The Acquired Corporation has not been subject to any experience rating surcharge as a result of accident or claim over the past 12 months.

(c) In the 12 months preceding the date hereof:

(i) there have been no inspection reports and workplace audits (or equivalent) relating to occupational health or safety that have been prepared or conducted with respect to the business of the Acquired Corporation;

(ii) there have been no fatal or critical workplace accidents; and

(iii) there have been no Orders issued under any workers' compensation or occupational health and safety legislation, and no appeals of any Orders under any such legislation.

4.19 Labour Unions and Labour Disputes.

(a) No labour union, Employee association or other representative body or organization has been certified or recognized to represent any employees of the Acquired Corporation and the Acquired Corporation is not a party to any collective agreement, code of practice, or any other labour-related Contract with any union, Employee association or other representative organization or body.

(b) There is not currently, nor has there been, at any time in the previous 12 months, any union certification drive or campaign, nor any application, petition, or other proceeding for certification of a collective bargaining unit or association of employees with respect to any of the employees of the Acquired Corporation and, to the Knowledge of the Seller, none of the foregoing are pending or, to the Knowledge of the Seller, threatened.

(c) In the 12 months preceding the date hereof, the Acquired Corporation has not experienced any work stoppage, slowdown, picketing, strike, lockout or labour dispute involving any employees of the Acquired Corporation, any labour problems that could reasonably be expected to adversely affect its value or that of its business or lead to any interruption of its operations, or any plant closing or layoff activities that would in any way subject it to the group termination or lay-off requirements of any Applicable Law, nor is any such event pending or, to the Knowledge of the Seller, threatened, and, to the Knowledge of Seller, no event has occurred and no circumstance exists that could give rise to any of the foregoing.

(d) There are no outstanding, pending or, to the Knowledge of the Seller, threatened unfair labour practice charges, complaints of employees or trade unions, grievances or arbitration cases relating to the Acquired Corporation and, to the Knowledge of the Seller, no event has occurred and no circumstance exists that could give rise to any of the foregoing.

4.20 Customers and Suppliers.

(a) Section 4.20(a) of the Disclosure Schedule lists, for the previous 12 months:

(i) the names of the respective customers that were, in the aggregate, the five largest customers in terms of dollar value of products or services, or both, sold by the Acquired Corporation (the "Major Customers"); and

(ii) the five largest suppliers in terms of dollar value of products or services, or both, purchased by the Acquired Corporation (the "Major Suppliers").

(b) Section 4.20(b) of the Disclosure Schedule lists all significant goods or services that are necessary to the Acquired Corporation for the conduct of its business, and with respect to which alternative sources of supply are not readily available on comparable terms and conditions (including all significant goods and services for which there is only one reasonably available source).

4.21 Proceedings and Orders.

(a) Except as set forth in Section 4.21(a) of the Disclosure Schedule, no Proceedings are outstanding or pending, or, to the Knowledge of the Seller, have been threatened, by or against the Acquired Corporation, or any Designated Person in respect of the Acquired Corporation; and, to the Knowledge of the Seller, no event has occurred and no circumstance exists that could give rise to any such Proceeding.

(b) Except as set forth in Section 4.21(b) of the Disclosure Schedule, neither the Acquired Corporation, any assets owned or used by the Acquired Corporation, including the Facility, nor any Designated Person in respect of the Acquired Corporation is subject to any Order; and no event has occurred and no circumstance exists that could give rise to any such Order. No event has occurred and no circumstance exists that could constitute or result in (with or without notice or lapse of time or both) a violation of, or failure to comply with, any Order to which the Acquired Corporation, or any assets owned or used by the Acquired Corporation, are subject. The Acquired Corporation has at all times been in compliance with each Order to which it, or any assets owned or used by it, are or have been subject.

4.22 Permits.

(a) Except as disclosed in Section 4.22 of the Disclosure Letter, no Permits (including all Environmental Permits) are required to conduct the Acquired Corporation's business and operations in the manner conducted by the Acquired Corporation, and to own, use or operate the Acquired Corporation's assets in the manner owned, used, or operated by the Acquired Corporation, in accordance with Applicable Law.

(b) All Permits disclosed Section 4.22 of the Disclosure Letter is in full force and effect as of the date hereof, (ii) the Acquired Corporation is in compliance in all material respects with all the terms and conditions relating to the Permits, (iii) there are no proceedings in progress, pending or, to the knowledge of the Seller, threatened which may result in the revocation, cancellation, suspension, rescission or any adverse modification of any of the Permits, (iv) no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any Permits, and (iv) all steps have been taken and filings have been made on a timely basis as required with respect to each Permit and its renewal.

4.23 Environmental Matters.

(a) To the Knowledge of the Seller, the Acquired Corporation has at all times been in material compliance with all Environmental Laws.

(b) No Environmental Permits are required for the operation of the Acquired Corporation's business.

(c) Neither the Seller nor the Acquired Corporation have used or permitted to be used the area on, in, or under the Facilities for the Discharge of Hazardous Substances and to the knowledge of the Seller there has not been any such use.

(d) Neither the Seller nor the Acquired Corporation have received any notice of, nor have been prosecuted for an offence alleging non-compliance with any Environmental Laws, and neither the Seller nor the Acquired Corporation have settled any allegation of noncompliance short of prosecution.

(e) To the Knowledge of the Seller, neither the Acquired Corporation nor any Designated Person in respect of the Acquired Corporation is or has ever been:

(i) inspected or investigated for any actual, alleged, or potential breach or violation of, non-compliance with or liability under any Environmental Law;

(ii) charged with, settled any prosecution for, convicted of, or sentenced for any offence under Environmental Law;

(iii) subject to or responsible for any characterization, environmental assessment, clean-up, remediation, rehabilitation, restoration, or any other corrective action under any Environmental Law, or voluntarily conducted any of the foregoing; or

(iv) subject to any Order or request by a Governmental Authority under any Environmental Law; and no event has occurred and no circumstance exists that could give rise to any of the foregoing.

(f) Neither the Seller nor the Acquired Corporation have caused or permitted, and the Seller does not have any knowledge of, the release, migration, or Discharge, in any manner whatsoever, of any Hazardous Substance on or from the Facilities.

(g) Neither the Seller nor the Acquired Corporation have received any notice that any of them is potentially responsible for any clean-up or corrective action at the Facilities.

(h) True, accurate, and complete copies of all documents, including Environmental Permits and any certificates, disclosure documents, or reports, issued, filed, or registered on title or with any Governmental Authority, pursuant to Environmental Laws with respect to the Facilities which are in the knowledge of the Seller have been provided to the Purchaser.

(i) To the Knowledge of the Seller, all Hazardous Substances located on, under or in the Facilities have been disclosed in writing to the Purchaser.

(j) To the Knowledge of the Seller, the location of any above-ground or underground storage tanks or associated piping or appurtenances or landfills, surface impoundments, or disposal areas, whether active or abandoned and any management, disposal and remedial action taken in connection therewith has been disclosed in writing to the Purchaser.

(k) To the Knowledge of the Seller, there is no Environmental Proceeding pending or threatened against the Acquired Corporation or Designated Person in respect of the Acquired Corporation, and no event has occurred and no circumstance exists that could give rise to any such Environmental Proceeding.

(l) The Seller have delivered to the Purchaser true, accurate and complete copies of all written communications and all environmental assessments, audits, studies, analyses, tests, and other environmental reports and documents (including all drafts thereof) initiated by or on behalf of, or in the possession or control of, the Seller or the Acquired Corporation, whether generated internally or externally, pertaining to the Facility, or to any Hazardous Substance or Hazardous Activity therein, thereon, or thereunder, or concerning the compliance with Environmental Law of the Acquired Corporation or a Designated Person in respect of the Acquired Corporation, or the application of Environmental Law to the Acquired Corporation or any such Designated Person.

(m) The Acquired Corporation is not required to maintain any environmental or operating documents or records under any Environmental Law.

(n) The Acquired Corporation has disclosed to the relevant Governmental Authority, or to such other Person to whom it is required to disclose under Applicable Law, any event, incident, and information that it is required to disclose under Environmental Law.

(o) No amount is due by the Acquired Corporation to any Governmental Authority or any other Person under any Environmental Law.

4.24 Taxes.

(a) Except as disclosed in Section 4.24 of the Disclosure Schedule, the Acquired Corporation has prepared and filed all Tax Returns (including for certainty, in respect of input tax credits under the Excise Tax Act since the date of its incorporation) required to be filed by it with the appropriate Governmental Authority, within the prescribed period, in accordance with Applicable Law. To the Knowledge of the Seller, each such Tax Return is true and complete. The Acquired Corporation is not, and has ever been, a member of a group of corporations with which it has filed, or been required to file, consolidated, combined, unitary or similar Tax Returns. The Acquired Corporation has delivered to the Purchaser copies of all Tax Returns, (including evidence that all input tax credits claimed by the Acquired Corporation prior to the Closing Date have been approved) and all notices of assessment or reassessment related thereto with respect to all tax periods ending after August 13, 2019.

(b) The Acquired Corporation has paid all Taxes and installments of Taxes required to be paid to any Governmental Authority before the Closing Date, within the prescribed period, pursuant to Applicable Law. No deficiency with respect to the payment of any Taxes or installments of Taxes has been asserted in writing against the Acquired Corporation by any Governmental Authority. Adequate provision has been made, in the Books and Records of the Acquired Corporation, for all Taxes payable by it for all taxable periods ending, or deemed to end, on or immediately prior to the Closing Date, and, where no taxable period ends or is deemed to end on or immediately prior to the Closing Date, for all Taxes in respect of any time prior to the Closing Date.

(c) The Acquired Corporation has duly and timely withheld and collected all Taxes required by Applicable Law to be withheld or collected by it and has duly and timely remitted to the appropriate Governmental Authority all such Taxes, as and when required by Applicable Law. The amount of any Taxes withheld or collected but not yet remitted by the Acquired Corporation has been retained in its accounts and will be remitted by it to the appropriate Governmental Authority when due.

(d) Except as set forth in Section 4.21(a) of the Disclosure Schedule, there are no Proceedings pending or, to the Knowledge of the Seller, threatened against the Acquired Corporation in respect of any Taxes, there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes (including for certainty, any notices of disallowance in respect of input tax credits under the Excise Tax Act).

(e) The Acquired Corporation has received no notice, statement, threat, in writing or otherwise that would imply or assert that the Acquired Corporation is ineligible to claim input tax credits under the Excise Tax Act in respect of its business operations, including for greater certainty, any claim in respect of harmonized sales tax paid for the consumption of power at the Facility.

(f) The Acquired Corporation has not requested, entered into or executed any Contract or other arrangements, or any waiver, providing for any extension of time within which

(i) to file any Tax Return;

(ii) it is required to pay or remit any Taxes or amounts on account of Taxes; or

(iii) any Governmental Authority may assess or collect Taxes.

(g) The Acquired Corporation has not entered into any Contract with, or provided any undertaking to, any Person pursuant to which it has assumed liability for the payment of Taxes owing by such Person.

(h) To the Knowledge of the Seller, the Acquired Corporation will not be required to include any item of income in the computation of taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, any prepaid amount received prior to the Closing Date.

(i) The Acquired Corporation is a resident of Canada for purposes of the ITA. The Acquired Corporation is and has been, at all relevant times, a taxable Canadian corporation within the meaning of subsection 89(1) of the ITA and a Canadian controlled private corporation ("CCPC") within the meaning of subsection 125(7) of the ITA and has not filed an election under subsection 89 (11) of the ITA to not be a CCPC.

(j) To the Knowledge of the Seller, the Acquired Corporation has never been required to file any Tax Return with, or been liable to pay any Taxes to, any Governmental Authority outside Canada. No written request to file a Tax Return has ever been made by a Governmental Authority in a jurisdiction where the Acquired Corporation does not file Tax Returns.

(k) Except as disclosed in Section 4.24(k) of the Disclosure Schedule, the Acquired Corporation is not nor has been, at any time, associated (within the meaning of the ITA) with any other corporation.

(l) None of Sections 78, 80, 80.01, 80.02, 80.03, or 80.04 of the ITA, or any equivalent provision of Applicable Law of any other jurisdiction, has applied to the Acquired Corporation at any time on or before the Closing Date.

(m) The Acquired Corporation has not claimed, nor will it claim, any reserve under any provision of the ITA or any equivalent provincial provision that could require any amount to be included in the income of the Acquired Corporation for any period ending after the Closing Date.

(n) Except as disclosed in Section 4.24(n) of the Disclosure Schedule, for purposes of the ITA, the Acquired Corporation has not acquired property or services from, or disposed of property to, a non-arm's length Person, within the meaning of the ITA, for consideration the value of which is less than the fair market value of the property, in circumstances which could subject it to a liability under Section 160 of the ITA.

(o) The Acquired Corporation has not received any requirement pursuant to Section 224 of the ITA which remains unsatisfied in any respect.

(p) No transaction or event or series of transactions or events has occurred which have resulted or could result in the application, either before, on or after Closing, of Section 17 of the ITA to the Acquired Corporation.

4.25 Utilities and Power Supply Matters.

(a) Copies of all agreements pertaining to the electricity supply, connection, and distribution to the Facility have been provided to the Purchaser.

(b) To the Knowledge of the Seller, the electricity services subscription with NB Power for the Facility began on October 23, 2019.

4.26 Brokers' Fees.

The Purchaser will not be liable for any brokerage or agent's commission, finder's fee, or other similar payment in connection with this Agreement or the transactions contemplated hereby because of any action taken by, or agreement or understanding reached by, the Seller or the Acquired Corporation.

4.27 Software.

The Purchaser will be able to utilize all software currently used by the Seller and reasonably necessary to carry on the Business in the Ordinary Course of Business without any third-party consents relating thereto.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES AS TO THE PURCHASER

The Purchaser represents and warrants to the Seller as follows, and acknowledges that the Seller is relying upon the following representations and warranties in connection with their sale of the Purchased Shares.

5.1 Status and Authority.

The Purchaser is a corporation governed under the laws of British Columbia and is in good standing under such laws. The Purchaser has full power, authority, and capacity to own and operate its property and assets, to carry on its business as it is being conducted, to enter into this Agreement and each of the other Closing Documents to which it is a party, to execute and deliver same, and to perform all of its obligations thereunder. The execution and delivery by the Purchaser of this Agreement and of each of the other Closing Documents to which it is a party, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, have been (or will be, prior to Closing) duly authorized by all necessary corporate action on its part.

5.2 Consideration Shares.

All necessary corporate action has been taken to authorize the issue and sale of, and the delivery of certificates representing the Consideration Shares. Upon issuance, the Consideration Shares will be validly issued as fully paid and non-assessable common shares, in the capital of the Purchaser. The issue of the Consideration Shares are not subject to any pre-emptive right or other contractual right to purchase securities granted by the Purchaser or to which the Purchaser is subject.

5.3 Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms. Each of the other Closing Documents to which the Purchaser is a party will be duly executed and delivered by it as and when required, on or prior to Closing, and, upon the execution and delivery thereof by the Purchaser, such Closing Documents shall constitute a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms.

5.4 No Conflict.

Neither the execution and delivery by the Purchaser of this Agreement or the other Closing Documents to which the Purchaser is a party, nor the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with, or violate, any of the Constating Documents of the Purchaser or any resolution adopted by its directors or shareholders;

(b) contravene, conflict with, or violate any Applicable Law; or

(c) give any Person the right to challenge any transaction contemplated thereby or to exercise any remedy under any Applicable Law to which the Purchaser is subject.

5.5 Proceedings and Orders.

As of the date of this Agreement, no Proceedings or Orders are outstanding or pending, or have been threatened, against the Purchaser, that would impair, in any manner, its ability to perform their obligations under this Agreement or any other Closing Documents to which it is party, or to consummate the transactions contemplated hereby or thereby.

5.6 Organization of the Purchaser.

The authorized share capital of the Purchaser consists of an unlimited number of Purchaser Common Shares without par value and an unlimited number of preferred shares ("Purchaser Preferred Shares"). As at the date of this Agreement there are 345,670,564 validly issued and outstanding as fully-paid and non-assessable Purchaser Common Shares, and no Purchaser Preferred Shares are issued or outstanding. Other than the foregoing, there are no other securities convertible or exercisable for Purchaser Common Shares or Purchaser Preferred Shares, and no Person has any right for the purchase of any interest in Purchaser Common Shares, Purchaser Preferred Shares, or other securities or for the issue and allotment of any unissued Purchaser Common Shares Purchaser Preferred Shares, or other securities of the Purchaser.

5.7 Qualification to do Business.

The Purchaser is registered, licensed, or otherwise qualified to do business under the laws of the jurisdictions in which the character or the location of the properties and assets owned by the Purchaser or the nature of the Purchaser's business requires registration, licensing, or other qualification under Applicable Laws of any other jurisdiction. The Purchaser has all necessary corporate power, authority, and capacity to carry on the Purchaser's business and to own or lease and operate its property and assets as now carried on and owned or leased and operated.

5.8 Subsidiaries.

(a) The Purchaser's only subsidiaries are HIVE Blockchain Iceland ehf., HIVE Blockchain Switzerland AG, Boden Technologies AB, Liv Eiendom AS, Kolos Norway AS, and Hive Digital Data Ltd. (collectively, the "Purchaser Subsidiaries").

(b) All outstanding shares and other securities of the Purchaser Subsidiaries are validly issued and fully-paid and held directly or indirectly by the Purchaser, are free and clear of all Encumbrances and no Person has any right for the purchase of any interest in such shares or other securities or for the issue or allotment of any unissued shares or other securities of the Purchaser Subsidiaries.

(c) Each Purchaser Subsidiary is validly existing and in good standing under the Applicable Laws of the jurisdiction of its incorporation or continuance and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease, and operate its properties and assets.

5.9 Shareholders.

To the Knowledge of the Purchaser, Genesis Mining Ltd. ("Genesis") holds 55,145,585 Purchaser Common Shares, and other than Genesis, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to the Purchaser Common Shares. The Purchaser is not party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the Purchaser Common Shares or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Purchaser and the Purchaser is not a party to a shareholder rights plan or any other similar plan or agreement.

5.10 Securities Laws Matters.

(a) The Purchaser Common Shares are listed and posted for trading on the TSX-V and except for such listing and trading, the Purchaser has not made arrangements for any securities of the Purchaser to be listed or quoted for trading on any other stock or securities exchange or market. No order, ruling, or determination having the effect of ceasing or suspending trading in any securities of the Purchaser has been issued and no proceedings for such purpose are pending or, to the Knowledge of the Purchaser, threatened. Neither the Purchaser nor any of the Purchaser Subsidiaries have taken any action which would be reasonably expected to result in the delisting or suspension of the Purchaser Common Shares on or from the TSX-V.

(b) The Purchaser is a "reporting issuer" in each of the Provinces of Canada (as that term is defined under applicable Canadian securities laws), is not included in a list of defaulting reporting issuers (or equivalent) maintained by the applicable Governmental Authority in such provinces and the Purchaser is in compliance, in all material respects, with applicable Canadian securities laws.

(c) The documents and information comprising the Purchaser Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Canadian securities laws and, where applicable, the rules and policies of the TSX-V and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Except as set forth above, the Purchaser is not subject to continuous disclosure or other public reporting requirements under Applicable Laws of any other jurisdiction including, without limitation, the securities laws of the United States.

5.11 Purchaser Financial Statements.

The Purchaser Financial Statements have been prepared in accordance with International Financial Reporting Standards consistently applied throughout the periods to which they relate, subject, in the case of the Purchaser Interim Financial Statements, to usual year-end adjustments and the exclusion of footnotes. The balance sheets contained in the Purchaser Financial Statements fairly present the financial position of the Purchaser as of their respective dates and the statements of earnings and retained earnings contained in the Purchaser Financial Statements fairly present the revenues, earnings and results of operations for the periods indicated in all material respects. The Purchaser Financial Statements are accurate and complete in all material respects, are based upon and are consistent with the Books and Records of the Purchaser, and copies have been made available to the Seller.

5.12 Bankruptcy, Insolvency, and Reorganization.

Neither the Purchaser nor any of the Purchaser Subsidiaries is an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) nor has the Purchaser or any Purchaser Subsidiary made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. Neither the Purchaser nor any Purchaser Subsidiary has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation, or dissolution. No receiver has been appointed in respect of the Purchaser, a Purchaser Subsidiary or any of their respective property or assets and no execution or distress has been levied upon any of its property or assets. No act or proceeding has been taken or authorized by or against the Purchaser or Purchaser Subsidiary with respect to any amalgamation, merger, consolidation, arrangement, or reorganization of, or relating to, the Purchaser nor have any such proceedings been authorized by any other Person.

5.13 Books and Records.

The Purchaser has made available to the Seller all Books and Records of the Purchaser. All material financial transactions of the Purchaser have been accurately recorded in the Financial Records of the Purchaser in accordance with sound business and financial practice and the Financial Records of the Purchaser accurately reflect the basis for the financial condition and the revenues, expenses and results of operations of the Purchaser as of and to the date hereof.

5.14 Title to and Sufficiency of Assets.

The Purchaser has good and marketable legal and beneficial title to all of its property and assets, free and clear of any and all Encumbrances except the Permitted Encumbrances. The property and assets owned and leased by the Purchaser and the Purchaser Subsidiaries are sufficient to permit the continued operation of the Purchaser's business in substantially the same manner as conducted as of the date hereof and during the year ended on the date of the most recent Annual Purchaser Financial Statements. There is no material agreement, option, or other right or privilege outstanding in favour of any Person for the purchase from the Purchaser, a Purchaser Subsidiary, or of any of the material property or assets of the Purchaser or the Purchaser Subsidiaries.

5.15 Licences and Compliance with Applicable Law.

The Purchaser and the Purchaser Subsidiaries hold all material licences, permits, authorizations, approvals, or other evidence of authority of any Governmental Authority required for the operation of the Purchaser's business as conducted now are all such licences, permits, authorizations, approvals, or other evidence of authority of any Governmental Authority are in good standing in all material respects.

5.16 Insurance.

The assets of the Purchaser and the Purchaser Subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Purchaser nor the Purchaser Subsidiaries have failed to promptly give any notice or present any material claim thereunder.

5.17 Tax Matters.

(a) The Purchaser and the Purchaser Subsidiaries have prepared and filed when due with each relevant Governmental Authority all Tax Returns required to be filed by or on behalf of the Purchaser and Purchaser Subsidiaries in respect of any Taxes. All such Tax Returns are correct and complete in all material respects, and no material fact has been omitted therefrom. No extension of time in which to file any such Tax Returns is in effect. The Purchaser has paid in full and when due all Taxes required to be paid by it, whether or not such Taxes are shown on a Tax Return or on any assessments or reassessments. No Governmental Authority has asserted that the Purchaser or any Purchaser Subsidiary is required to file Tax Returns or pay any Taxes in any jurisdiction where it does not do so.

(b) The Purchaser is a taxable Canadian corporation within the meaning of section 85 of the ITA.

5.18 No Material Adverse Change.

Since the date of the most recent Annual Purchaser Financial Statements, the Purchaser has not suffered a Material Adverse Change, and to the knowledge of the Purchaser, no event has occurred nor do any circumstances exist which could result in the Purchaser suffering a Material Adverse Change.

5.19 Full Disclosure.

The Purchaser Public Disclosure Record discloses all material facts related to the Purchaser, its business, financial conditions, assets, liabilities, and operations, and no representation or warranty of the Purchaser contained in this Agreement or in any certificate furnished to the Seller pursuant to any provision of this Agreement, taken together and with the Purchaser Public Disclosure Record, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements herein or therein true in any material respect.

5.20 Brokers' Fees.

The Seller will not be liable for any brokerage or agent's commission, finder's fee, or other similar payment in connection with this Agreement or the transactions contemplated hereby because of any action taken by, or agreement or understanding reached by, the Purchaser or any of the Purchaser Subsidiaries.

5.21 Notification of Breach

Prior to the Closing, the Purchaser shall promptly give notice to the Seller of:

(a) any Material Adverse Change affecting the Purchaser, or any fact, event, condition, or circumstance that could result in any such Material Adverse Change;

(b) any breach of any representation or warranty of the Purchaser, or any fact, event, condition, or circumstance that would or would reasonably be likely to result in such representation or warranty being inaccurate in any respect as of the time of the occurrence thereof, had such representation or warranty been made as of such time, together with particulars thereof.

ARTICLE 6

COVENANTS OF SELLER PRIOR TO CLOSING

6.1 Access and Investigation.

Prior to the Closing Date, and upon reasonable notice from the Purchaser, the Seller shall, and shall cause the Acquired Corporation to:

(a) afford the Purchaser and its Representatives (collectively, the "Purchaser Group") reasonable access, during regular business hours, to the personnel and assets of the Acquired Corporation, including the Facility and all machinery and equipment, Contracts, Books and Records, Corporate Records, Permits, Tax Returns, and all such other information and documents pertaining to the Acquired Corporation, the business conducted by it, and the representations and warranties made by the Seller hereunder as the Purchaser may reasonably request;

(b) furnish the Purchaser Group with copies of all such documents regarding any of the foregoing as the Purchaser may reasonably request; and

(c) otherwise cooperate and assist, to the extent reasonably requested by the Purchaser, with the Purchaser's investigation of the business, condition (financial or otherwise), assets, results of operations, or prospects of the Acquired Corporation.

In addition, the Purchaser shall have the right to have the Facility and the tangible personal property of the Acquired Corporation inspected by any member of the Purchaser Group, at the Purchaser's sole cost and expense, provided that the members of the Purchaser Group performing any such inspection shall be accompanied at all times by a representative of the Seller.

At the request of the Purchaser, the Seller shall execute or cause the Acquired Corporation to execute, as required, such Consents as may be necessary to enable the Purchaser and their Representatives to obtain access to all files and records maintained by Governmental Authorities in respect the Acquired Corporation, the Facilities, and the Business; provided, however, that no investigation made by the Purchaser or its Representatives shall affect the right of the Purchaser to rely on any representation or warranty made by the Seller in this Agreement or in any Closing Document.

6.2 Operation of the Business of the Acquired Corporation.

Except as otherwise permitted by this Agreement, or with the prior written Consent of the Purchaser, during the period from the date of this Agreement to the Closing Date, the Acquired Corporation and the Seller shall, as applicable:

(a) conduct the business of the Acquired Corporation only in the ordinary and usual course of business consistent with past practice and keep in full force and effect its corporate existence and its rights and privileges necessary or desirable in the normal conduct of its business;

(b) not, and cause their respective Representatives to not

(i) initiate, solicit, entertain, negotiate, accept or discuss with any third party, directly or indirectly, any Acquisition Proposal, to acquire any material part of the business, properties or share capital of the Acquired Corporation, whether by merger, recapitalization, consolidation, arrangement, amalgamation, purchase of shares, purchase of assets, take-over bid or otherwise,

(ii) provide or disclose any information to any third party in connection with an Acquisition Proposal or

(iii) enter into any agreement, arrangement or understanding with any third party requiring the Acquired Corporation to abandon, terminate or fail to consummate the transactions contemplated under this Agreement;

(c) immediately cease and ensure that their respective Representatives immediately cease and cause to be terminated, any existing solicitations, discussions or negotiations with any Persons (other than the Purchaser or its Affiliates) by any of them with respect to any Acquisition Proposal whether or not initiated by the Acquired Corporation and, in connection therewith, the Seller and the Acquired Corporation will discontinue access to any data rooms (virtual or otherwise) and shall as soon as practicable request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with the Seller or the Acquired Corporation relating to any potential Acquisition Proposal and shall use all reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements; provided that the Seller and the Acquired Corporation shall not release any third party from or waive any confidentiality or standstill agreement; and from and after the date of hereof, the Seller shall forthwith (and in any event within 24 hours) notify the Purchaser, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, any request for non- public information relating to the Acquired Corporation in connection with an Acquisition Proposal of which any of the Representatives become aware, or any amendments to the foregoing;

(d) to the extent within their power and control, preserve intact the current business organization of the Acquired Corporation, retain all of its employees and consultants, and maintain its relations and goodwill with its suppliers, customers, landlords, creditors, agents, and others having business relationships the Acquired Corporation, as well as with Governmental Authorities;

(e) not issue, transfer, sell, hypothecate, encumber, or otherwise dispose of any Equity Securities of the Acquired Corporation;

(f) report to the Purchaser at such times as the Purchaser may reasonably request concerning the status of the business, condition (financial or otherwise), assets, results of operations, or prospects of the Acquired Corporation;

(g) maintain the assets owned or used by the Acquired Corporation in a state of maintenance and repair consistent with past practice and the requirements and normal conduct of the Business of the Acquired Corporation;

(h) not permit any lien or encumbrance (other than the Permitted Encumbrances) to be created on or extend to or otherwise arise upon the Acquired Corporation's assets or any part thereof, interest therein or the proceeds thereof;

(i) not cause the Acquired Corporation to liquidate, wind up, or dissolve itself or sell all or substantially all of its assets, or enter into any agreements concerning any of the foregoing, or continue into any other jurisdiction;

(j) keep in full force and effect, without amendment, all material rights relating to the Business of the Acquired Corporation;

(k) not cause the Acquired Corporation to loan or advance money to any other Person, or guarantee or incur any contingent liability on behalf of any other Person;

(l) give the Purchaser prompt written notice of any action, suit, litigation, or other proceedings which is commenced or threatened against the Acquired Corporation;

(m) cause the Acquired Corporation to punctually observe and perform all of its obligations and will pay and discharge all amounts payable under or by virtual of any lease, license, concession, franchise or right held by it so long as the same is of commercial value and beneficial to it, and during such time will not suffer or permit any default for which any such lease, license, concession, franchise or right might be terminated, so that its interest therein may at all times be preserved unimpaired, provided, however, that nothing herein contained shall require it to make any such payments or to observe any such obligations so long as it shall in good faith contest its liability therefor;

(n) comply with all provisions of Applicable Law, and all Contracts of the Acquired Corporation;

(o) continue in full force and effect the insurance coverage under the policies set forth in Section 4.15 of the Disclosure Schedule or substantially equivalent policies;

(p) not adopt, implement, or otherwise become bound by any Employee Plan;

(q) not incur any debt, liabilities or obligations on behalf of the Acquired Corporation;

(r) maintain all Books and Records of the Acquired Corporation consistent with past practice; and

(s) make no material changes in management personnel of the Acquired Corporation.

Notwithstanding the foregoing, and for greater certainty, nothing in this Agreement shall restrict the Seller or the Acquired Corporation from transferring cash and/or digital assets of the Acquired Corporation prior to the Closing Date.

6.3 Filings and Consents.

As promptly as practicable after the date of this Agreement, and in any event within the applicable time period prescribed by Applicable Law, the Seller shall, and shall cause the Acquired Corporation to, make all filings and applications and to give all notifications required to be made or given by it under Applicable Law in connection with the transactions contemplated hereby. The Seller shall, and shall cause the Acquired Corporation to cooperate with the Purchaser and their respective Representatives,

(a) with respect to all filings, applications, and notifications that the Purchaser elects or is required to make by Applicable Law in connection with the transactions contemplated herein, including application for approval by the TSX-V (if any) of the transactions contemplated under this Agreement; and

(b) in obtaining the Consents required by the Purchaser to own and operate the Acquired Corporation from and after the Closing Date.

6.4 Notification of Breach.

Prior to the Closing, the Seller shall promptly give notice to the Purchaser of:

(a) any Material Adverse Change affecting the Acquired Corporation, or any fact, event, condition, or circumstance that could result in any such Material Adverse Change;

(b) any breach of any representation or warranty of the Seller, or any fact, event, condition, or circumstance that would or would reasonably be likely to result in such representation or warranty being inaccurate in any respect as of the time of the occurrence thereof, had such representation or warranty been made as of such time, together with particulars thereof; and

(c) any breach of any covenant of the Seller in this ARTICLE 6 and of all corrective actions undertaken, or to be undertaken, by the Seller with respect thereto.

6.5 Financial Information.

The Seller shall deliver to the Purchaser, within 14 days following the end of each month between the date of this Agreement and the Closing Date, a copy of the balance sheet and related statement of income of the Acquired Corporation for such month prepared in a manner, and containing information, consistent with the current accounting policies and practices of the Acquired Corporation.

6.6 Termination of Agreements.

As of the Closing, all Contracts between any of the Acquired Corporation on the one hand, and the Seller or Affiliates (other than the Acquired Corporation), on the other hand, other than those contemplated by this Agreement, shall be terminated as between them and shall be without any further force and effect, and there shall be no further obligations of any of the relevant parties thereunder.

ARTICLE 7

POST-CLOSING COVENANTS

7.1 Cooperation and Access.

After the Closing the Seller, on the one hand, and the Purchaser, on the other hand, shall make available to the other Party and to their respective accountants, Tax advisors, and legal counsel, any Books and Records in the non-requesting Party's custody or control, for the purpose of preparing any financial statements or Tax Return or preparing for or defending any Tax-related examination of the requesting Party or the Acquired Corporation by any Governmental Authority. The Party requesting access to such Books and Records shall reimburse the non-requesting Party for the reasonable out-of-pocket costs and expenses incurred by the non-requesting Party. The non-requesting Party shall provide access to such Books and Records during normal business hours, upon reasonable advance notice given by the requesting Party, and subject to such reasonable limitations as the non-requesting Party may impose to delete, redact, or protect sensitive or privileged information, including the execution by Persons (if they are not the Seller) of non-disclosure agreements in form and substance acceptable to the Purchaser.

7.2 Confidentiality.

(a) As used in this Section 7.2, the term "Confidential Information" includes, all information concerning the Acquired Corporation, including information pertaining to the Business, products, services, operations and affairs, Intellectual Property Rights, Contracts, and Personal Information, including the names and backgrounds of key personnel, and all personnel training techniques and materials, regardless of form or format and whether communicated or accessed in writing, orally, through visual or electronic means or otherwise.

(b) The Seller acknowledges the confidential and proprietary nature of the Confidential Information and agrees that the Seller shall, except to the extent required for the Seller (or any of its related principals) who is employed by the Acquired Corporation or an Affiliate thereof to fulfill his or her or its duties in the course of such employment, from and after the Closing:

(i) keep the Confidential Information confidential and deliver promptly to the Purchaser, or immediately destroy at the Purchaser's option, all embodiments and copies of the Confidential Information that are in the Seller's possession;

(ii) not use the Confidential Information for any reason or purpose; and

(iii) without limiting the foregoing, not disclose the Confidential Information to any Person, except with the prior written Consent of the Purchaser.

(c) Section 7.2(b) does not apply to that part of the Confidential Information (other than Personal Information) that becomes generally available to the public other than as a result of a breach of this Section 7.2 by the Seller. Confidential Information shall not be deemed "generally available to the public" merely because it is included or incorporated in more general information that is publicly available or because it combines features which individually may be publicly available.

(d) If the Seller becomes compelled in any Proceeding or otherwise, under Applicable Law, to make any disclosure that is prohibited by this Section 7.2, the Seller shall, to the extent legally permissible, promptly advise the Purchaser thereof, in writing, so that any of them, or all of them, may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Section 7.2. In the absence of a protective order or other remedy, the Seller may disclose that portion (and only that portion) of the Confidential Information that, based upon the opinion of the Seller's counsel, the Seller is legally compelled to disclose; provided, however, that the Seller shall use its best efforts to obtain written assurance that any Person to whom any Confidential Information is so disclosed shall accord confidential treatment to such Confidential Information.

(e) Without limiting any other provision hereof, nothing in this Section shall diminish the protections and benefits to which any Personal Information or trade secret of the Acquired Corporation is entitled under Applicable Law. If any information that the Acquired Corporation asserts to be a trade secret under Applicable Law is found by a court of competent jurisdiction not to be such a trade secret, such information shall nonetheless be considered Confidential Information of that Acquired Corporation for purposes of this Section.

7.3 Tax Matters.

(a) The Purchaser shall cause the Acquired Corporation to prepare and file all Tax Returns due by the Acquired Corporation after the Closing Date in respect of periods ending on or before or which include the Closing Date, which Tax Returns shall be prepared and filed on a timely basis. Not less than 30 days prior to the due date of any such Tax Return, the Purchaser shall provide the Seller with a substantially final draft of the Tax Return (the "Draft Return"). The Seller and their accountants have the right to review the Draft Return and any working papers relating to its preparation. Within 15 days after the date that the Seller receives the Draft Return, the Seller shall advise the Purchaser in writing that they either agree with the Draft Return or that they do not agree with the Draft Return, in which case the Seller shall set out, in reasonable detail, the basis for such disagreement. In the event of a disagreement, the Seller and the Purchaser shall attempt to resolve such disagreement; provided, however, that if they fail to reach agreement, then the disagreement shall be resolved by a firm of independent public accountants to be designated by mutual agreement of the Seller and the Purchaser, failing which the firm shall be the auditors of the Purchaser. The fees and expenses of the accountants in making any such determination shall be borne 50% by the Seller and 50% by the Purchaser.

(b) The Acquired Corporation shall pay or cause to be paid all Taxes shown as due on the Tax Returns prepared in accordance with Section 7.3; provided, however, that the Seller shall promptly reimburse the Purchaser to the extent that any payment the Acquired Corporation is required to make relates to the operations of the Acquired Corporation for any taxable period ending on or before the Closing Date, or portion of any taxable period which includes (but does not begin or end on) the Closing Date ending immediately before the Closing Date, to the extent that such payment exceeds the amount accrued for Taxes.

(c) The Purchaser and the Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party's request) the provision of records and information reasonably relevant to any such Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Purchaser shall cause the Acquired Corporation to:

(i) retain all Books and Records with respect to Tax matters that pertain to it and relate to any taxable period beginning before the Closing Date, until the expiration of the limitation period for the relevant taxable periods as set out in Section 230(4) of the ITA, and to abide by all record retention requirements stipulated by Applicable Law and any Contract entered into with any Governmental Authority; and

(ii) give the Seller reasonable written notice prior to transferring, destroying or discarding any such Books and Records, and allow him to make copies of such documents contained therein as he may reasonably request.

7.4 Work Commitment.

The Purchaser shall make the Work Commitment on the terms set out in Section 2.4.

7.5 Voting Trust.

For a period beginning on the Closing Date and ending on the earlier of (i) date on which the Seller sells, transfers, or otherwise disposes of the Consideration Shares in accordance with this Agreement, and (ii) the date on which a change of control becomes effective (the "Voting Trust Period"), Seller shall vote the Consideration Shares as directed by the individual who is, at the applicable time, the President, Chief Executive Officer, and a director of the Purchaser (the "Voting Trustee"), at all special or regular meetings of the shareholders of the Purchaser which are held from time to time. The term "change of control" shall mean: (1) the purchase by a third party of 66 2/3% or more of the  Purchaser's voting shares; (2) a merger or consolidation, after which the Purchaser's prior shareholders no longer represent at least 50% of the issued and outstanding voting shares; and/or (3) the sale of all or substantially all of the assets or the liquidation of the Purchaser. For the purposes of this arrangement:

(a) The Seller hereby grants a proxy (the "Proxy") to the Voting Trustee to vote all the Consideration Share during the Voting Trust Period. To this end, the Seller hereby revokes any and all previous proxies and appoints the Voting Trustee as its proxy to attend any shareholder meetings, annual or special, and any continuation or adjournments thereof and to vote the Consideration Share then owned by the Seller on any matter to be voted upon at a meeting in the manner recommended by management of the Purchaser, in the same manner and with the same effect as if the Seller were personally present. Further, the Seller hereby authorizes the Voting Trustee to substitute any other person designated by the board of the Purchaser provided at least 15 days advance written notice is first given to the Seller of the name of such person, to act under this proxy, to revoke any substitution, and file this Agreement, and any form proxies executed pursuant hereto, with the Purchaser. This proxy may not be assigned by the Voting Trustee. Additionally, this proxy shall apply to all of the Consideration Share and any additions thereto or reductions thereto resulting from any stock split, stock dividend, reverse stock split, merger, reorganization, reclassification, recapitalization, consolidation or any other change in the form of the Purchaser's capital structure.

(b) The Purchaser agrees that it will recognize the Proxy granted herein and will count votes cast by the Voting Trustee or his permitted substitutes pursuant to the Proxy.

(c) The Voting Trustee shall use his best efforts to inform the Seller of the manner in which the Consideration Share owned by the Seller will be voted at least 10 days in advance of casting such votes. The Voting Trustee shall be liable and responsible by reason of any loss or damage to the Purchaser or to the Seller arising out of or in consequence of any matter, thing or act done or admitted to be done negligently or in bad faith in connection with the administration of the Voting Trust created hereby.

(d) The parties hereto acknowledge and agree that, upon the sale, transfer or disposition of beneficial ownership of any of the Consideration Share to a person other than the Seller as permitted by the Agreement, the terms and provisions of Proxy shall without further act of the parties, cease to be of any further force and effect with respect to such shares.

(e) The parties hereto agree that at all times the Voting Trustee shall be the President of the Purchaser or, in his absence, the Chairman of the Purchaser. In the event that the Voting Trustee ceases to the President or Chairman of the Purchaser as the case may be, he shall, immediately prior thereto, assign the Proxy to a successor who is the President or Chairman of the Purchaser as the case may be. In addition, the Purchaser shall have the right at any time and from time to time to designate a substitute voting trustee who shall have all the rights, powers, duties and obligations of the Voting Trustee, provided such person is a director of the Purchaser. Such successor to the Voting Trustee shall thereafter assume all rights and obligations of the Voting Trustee hereunder and shall agree to be bound by all the terms and conditions of this Agreement and shall be obligated in turn to assign Proxy to a new Voting Trustee with the same qualifications upon his ceasing to be a director of the Purchaser.

(f) On the last day of the Voting Trust Period, the Purchaser shall cause the Proxy to be returned to the Seller.

(g) For greater certainty, any monies, shares, or other property received by the Seller from the Purchaser with respect to distributions from the Consideration Share, whether by way of dividend or by way of redemption or otherwise, shall be distributed to the Seller forthwith.

7.6 Notice of Intent to Sell.

Duration of the Voting Trust Period, the Seller shall provide five (5) Business Days' notice of any sale, transfer, or disposition of any amount of Consideration Shares, which for clarity shall include a Permitted Sale, unless otherwise permitted in accordance with this Agreement. Subject to Section 7.7, any sale, transfer, or disposition of Considerations Shares which is not a Permitted Sale shall first require the consent of the Chief Executive Officer of the Purchaser, or such other individual as the Chief Executive Officer may designate for this purpose.

7.7 Right of First Refusal.

Except for a Permitted Sale, during the Voting Trust Period, Seller shall not, directly or indirectly through an Affiliate, enter into any agreement or consummate any transaction or series of transactions relating to the sale, transfer, or disposition of the Consideration Shares, with any Person or on the facilities of the TSXV, other than the Purchaser (a "Third-Party Transaction") except in compliance with the terms and conditions of this Section 7.7.

(a) If, at any time during the Voting Trust Period, the Seller receives a bona fide written offer for a Third-Party Transaction that the Seller desires to accept (each, a "Third- Party Offer"), the Seller shall, within five (5) Business Days following receipt of the Third-Party Offer notify the Purchaser in writing (the "Offer Notice") of the identity of all proposed parties to such Third-Party Transaction and the material financial and other terms and conditions of such Third-Party Offer (the "Material Terms"). Each Offer Notice constitutes an offer made by the Seller to enter into an agreement with the Purchaser on the same Material Terms of such Third-Party Offer (the "ROFR Offer").

(b) At any time prior to the expiration of the ten (10) Business Day period following the Purchaser's receipt of the Offer Notice (the "Exercise Period"), the Purchaser may accept the ROFR Offer by delivery to the Seller of a written notice of acceptance containing the Material Terms, executed by the Purchaser.

(c) If, by the expiration of the Exercise Period, the Purchaser has not accepted the ROFR Offer, and provided that the Seller has complied with all of the provisions of Section 7.6 and this Section 7.7, at any time during the ten (10) Business Day period following the expiration of the Exercise Period, the Seller may consummate the Third-Party Transaction with the counterparty identified in the applicable Offer Notice, on Material Terms that are the same or more favourable to the Seller as the Material Terms set forth in the Offer Notice. If such Third-Party Transaction is not consummated within such ten (10) Business Day period, the terms and conditions of this Section 7.7 will again apply, and the Seller shall not enter into any Third-Party Transaction during the ROFR Period without affording the Purchaser the right of first refusal on the terms and conditions of this Section 7.7.

(d) For the avoidance of doubt, the terms and conditions of this Section 7.7 apply to each Third-Party Offer received by the Seller during the ROFR Period.

ARTICLE 8

CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS

The obligations of the Purchaser hereunder are subject to the satisfaction, at or prior to the Closing, of each of the conditions set forth below, any of which may be waived in whole or in part by the Purchaser.

8.1 TSX-V Approval of Purchaser.

The Purchaser shall have received the Consent to the transactions contemplated hereby from the TSX-V. It is hereby agreed that the Purchaser shall act in good faith in seeking such Consent and shall, at the request of the Seller, provide the Seller with copies of all materials to be submitted by the Purchaser in its application to the TSX-V, including drafts of such materials prior to their submission.

8.2 Closing Deliverables of the Purchaser.

The Purchaser shall have delivered to the Seller each of the deliverables set forth in Section 2.8(b).

ARTICLE 9

CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS

The obligations of the Seller hereunder are subject to the satisfaction, at or prior to the Closing, of each of the conditions set forth below, any of which may be waived in whole or in part by the Seller.

9.1 Closing Deliverables of the Seller.

The Seller shall have delivered to the Purchaser each of the deliverables set forth in Section 2.8(a).

ARTICLE 10

TERMINATION

10.1 Termination by Consent.

This Agreement may be terminated at any time prior to the Closing, by the mutual Consent of the Purchaser and the Seller.

10.2 Termination by Purchaser.

This Agreement may be terminated by notice given by the Purchaser to the Seller, at any time prior to or at the Closing:

(a) if satisfaction of any condition in ARTICLE 8 by the Closing Date becomes impossible, other than through the failure of the Purchaser to comply with its obligations under this Agreement;

(b) if the Closing shall not have occurred on the Closing Date by reason of the occurrence of a Force Majeure; or

(c) if the Closing shall not have occurred by the Outside Date, provided that the failure of the Purchaser to fulfill any of its obligations was not the cause of, or resulted in, the failure of the Closing to occur by the Outside Date.

10.3 Termination by Seller.

This Agreement may be terminated by notice given by the Seller to the Purchaser, at any time prior to or at the Closing:

(a) if satisfaction of any condition in ARTICLE 9 by the Closing Date becomes impossible, other than through the failure of the Seller to comply with its obligations under this Agreement;

(b) if the Closing shall not have occurred on the Closing Date by reason of the occurrence of a Force Majeure; or

(c) if the Closing shall not have occurred by the Outside Date, provided that the failure of the Seller or Acquired Corporation to fulfill any of their respective obligations was not the cause of, or resulted in, the failure of the Closing to occur by the Outside Date.

10.4 Effect of Termination.

(a) Each Party's right of termination under this ARTICLE is in addition to any other right it may have under this Agreement (including under ARTICLE 11) or otherwise, and the exercise of a Party's right of termination will not constitute an election of remedies. If this Agreement is terminated pursuant to this ARTICLE 10, this Agreement will be of no further force or effect; provided, however, that (a) Section 7.2, this Section 10.4, and ARTICLE 11 will survive the termination of this Agreement and will remain in full force and effect; and (b) the termination of this Agreement will not relieve any party from any liability for any breach of this Agreement occurring prior to termination.

(b) In the event that this Agreement is terminated by either the Seller or the Purchaser for any reason, excluding any of the Permitted Termination Reasons, the Party that terminates the Agreement shall within 15 calendar days of the effective date of such termination pay the Break Fee to the other Party.

ARTICLE 11

INDEMNIFICATION

11.1 Survival.

(a) All representations, warranties, covenants, and obligations in this Agreement and any certificate delivered pursuant to this Agreement shall survive the Closing and the consummation and performance of the transactions contemplated hereby for the time periods set out in Section 11.4.

(b) The waiver by a Party of any condition relating to any representation, warranty, covenant, or obligation shall not affect the right of that Party to indemnification, payment, reimbursement, or other remedy based upon such representation, warranty, covenant, or obligation except to the extent that such condition has been waived.

11.2 Indemnification, Payment, and Reimbursement by the Seller.

(a) The Seller shall indemnify and hold harmless the Purchaser, the Acquired Corporation, and their respective Representatives, equity holders, and Affiliates (collectively, the "Purchaser Indemnitees") from, and shall pay or reimburse to the Purchaser Indemnitees the amount of, any Loss that the Purchaser Indemnitees or any of them may suffer, sustain, or become subject to, as a result of, in connection with, or relating to:

(i) any breach of any representation or warranty made by the particular Seller in this Agreement, or any other certificate delivered by the particular Seller pursuant to this Agreement;

(ii) any breach of any covenant or obligation of the particular Seller in this Agreement or in any certificate delivered by the particular Seller pursuant to this Agreement;

(iii) any Taxes of the Acquired Corporation relating to taxable periods ending on or before the Closing Date;

(iv) any alleged actual liability under any Environmental Law arising out of or relating to, in whole or in part, any actions that were taken (or not taken) by the Seller or the Acquired Corporation in events that occurred, or any fact, circumstance, or condition that existed with respect to the same, in each case with respect to leasehold improvements at the Facility and since October 18, 2019and prior to the Closing Date; or

(v) any Third-Party Claim.

(b) The indemnification obligations set out in Section 11.2(a) above shall constitute the sole remedy available to the Purchaser Indemnitees with respect to any and all breaches of any representation, warranty, or covenant made or to be made by the Seller in this Agreement or in any certificate delivered by any of them pursuant to this Agreement, and the Purchaser covenants not to (and to procure that the Purchaser Indemnitees not) seek to obtain any remedy except as provided as set forth herein; provided that:

(i) the Purchaser Indemnitees may exercise equitable remedies where the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to any of the Purchaser Indemnitees inadequately compensable in damages, and accordingly, Purchaser Indemnitees may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction; and

(ii) nothing in this Agreement limits or restricts in any way any remedies available, or damages payable, for claims involving fraud or fraudulent misrepresentation.

(c) Notwithstanding Section 11.2(a) above, if the Purchaser has Knowledge that any of the representations and warranties of the Seller set out in this Agreement (or under any other certificates delivered pursuant to this Agreement) is untrue and the Purchaser elects to consummate the transactions contemplated hereby at Closing, then the Seller shall not have any liability or indemnification obligation by reason of any such misrepresentation or breach of warranty.

(d) For greater certainty, the indemnification obligations of the Minority Shareholder set out in Section 11.2(a) above shall be limited to breaches by the Minority Shareholder of its representations, warranties and covenants hereunder and shall not extend to breaches by the Majority Shareholder.

11.3 Indemnification, Payment, and Reimbursement by Purchaser.

(a) The Purchaser shall indemnify and hold harmless the Seller and its Representatives and Affiliates (collectively, the "Seller Indemnitees"), and shall pay to the Seller Indemnitees the amount of, or reimburse the Seller Indemnitees for the amount of, any Loss that the Seller Indemnitees or any of them may suffer, sustain, or become subject to, as a result of, in connection with, or relating to:

(i) any breach of any representation or warranty made by the Purchaser in:

(A) this Agreement; or

(B) any certificate delivered by the Purchaser pursuant to this Agreement;

(ii) any breach of any covenant or obligation of the Purchaser in this Agreement or any Closing Document or in any certificate delivered by them pursuant to this Agreement; or

(iii) any Taxes of the Acquired Corporation relating to taxable periods ending after the Closing Date.

(b) The indemnification obligations set out in Section 11.3(a) above shall constitute the sole remedy available to the Seller Indemnitees with respect to any and all breaches of any representation, warranty, or covenant made or to be made by the Purchaser in this Agreement or in any certificate delivered by any of them pursuant to this Agreement, and the Seller covenants not to (and to procure that the Seller Indemnitees not) seek to obtain any remedy except as provided as set forth herein; provided that:

(i) the Seller Indemnitees may exercise equitable remedies where the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to any of the Seller Indemnitees inadequately compensable in damages, and accordingly, Seller Indemnitees may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction; and

(ii) nothing in this Agreement limits or restricts in any way any remedies available, or damages payable, for claims involving fraud or fraudulent misrepresentation.

(c) Notwithstanding Section 11.3(a) above, if the Seller has Knowledge that any of the representations and warranties of the Purchaser set out in this Agreement (or under any other certificates delivered pursuant to this Agreement) is untrue and the Seller elects to consummate the transactions contemplated hereby at Closing, then the Purchaser shall not have any liability or indemnification obligation by reason of any such misrepresentation or breach of warranty.

11.4 Time Limitations.

(a) For purposes hereof, "Tax Warranties" means all representations, warranties, and covenants in this Agreement that relate or apply to Taxes, directly or indirectly, including those in Section 4.24 or Section 7.3.

(b) If the Closing occurs, the Seller shall have liability under Section 11.2(a)(i) with respect to any breach of a representation or warranty, if, and only if, the Purchaser notifies the relevant Seller of a claim, specifying the factual basis of the claim in reasonable detail to the extent known by the Purchaser, within the following time periods:

(i) in the event of a breach of a representation or warranty that is not a Specified Representation and Warranty, on or before the date that is one year after the Closing Date;

(ii) in the event of a breach of any Tax Warranties, at any time on or before the date that is ninety (90) days after the expiration of the last of the limitation periods contained in the ITA and any other Applicable Law subsequent to the expiration of which an assessment or reassessment or other form or recognized document assessing liability for Tax thereunder for the period ended on the Closing Date cannot be issued to the Acquired Corporation (such period to include any period extended by any agreement, waiver or arrangement with any Governmental Authority); and

(iii) in the case of any Specified Representation and Warranty, at any time after the Closing Date, and there shall be no time limitation within which a claim may be made.

(c) If the Closing occurs, the Purchaser shall have liability under Section 11.3(a)(i) with respect to any breach of a representation or warranty (other than those in Section 5.1, Section 5.2, Section 5.3, Section 5.4, Section 5.18, and Section 5.19, in each case as to which a claim may be made at any time), if, and only if, on or before the date that is one (1) year after the Closing Date, the Seller notifies the Purchaser of a claim specifying the factual basis of the claim in reasonable detail to the extent known by the Seller.

(d) Notwithstanding anything to the contrary contained in this ARTICLE 11 , in the case of fraud, intentional misrepresentation, or willful misconduct, there shall be no time limitation within which a claim may be made.

11.5 Limitations on Amount of Liability.

(a) Subject to Section 11.5(b) below, if the Closing occurs, the liability of the Seller for indemnification of any Purchaser Indemnitee for Losses under Section 11.2(a) is subject to the limitation that the Seller shall not have any liability until the aggregate of all Losses suffered by all Purchaser Indemnitees for claims under Section 11.2(a) exceeds $100,000 (the "Seller's Threshold Amount"), provided, however, that if the aggregate of all such Losses exceeds the Seller's Threshold Amount, the Seller shall be liable for all such Losses to the first dollar.

(b) Section 11.5(a) shall not apply: (i) to any breach of any representation, warranty, or covenant in ARTICLE 3 , Section 4.1, Section 4.2, Section 4.3, Section 4.5 (collectively, the "Specified Representations and Warranties"); or (ii) in the case of fraud, intentional misrepresentation, or willful misconduct.

(c) The liability of each Seller for indemnification of any Losses under ARTICLE 11 will be limited to its proportionate share of the Purchase Price, calculated as a dollar amount by the volume weighted average price for the Consideration Shares on the TSX-V for the twenty trading days prior to the Closing Date.

11.6 Third-Party Claims.

(a) For purposes of this ARTICLE 11 , "Third Party" means a Person other than a Party.

(b) A Person who may claim a right of indemnification under Section 11.2 or Section 11.3 (an "Indemnified Person") shall give notice of the assertion of any claim by a Third Party whether or not involving a Proceeding (a "Third-Party Claim") to the Seller or the Purchaser (an "Indemnifying Person"), as the case may be; provided, however, that no failure or delay on the part of an Indemnified Person in notifying an Indemnifying Person will relieve the Indemnifying Person from any obligation under this ARTICLE 11 , except to the extent that the failure or delay materially prejudices the defense of the Third-Party Claim by the Indemnifying Person.

(c) Except as provided in Section 11.6(f), the Indemnifying Person may elect to assume the defense of the Third-Party Claim with counsel satisfactory to the Indemnified Person, acting reasonably, by:

(i) giving notice to the Indemnified Person of its election to assume the defense of the Third-Party Claim; and

(ii) giving the Indemnified Person evidence acceptable to the Indemnified Person that the Indemnifying Person has adequate financial resources to defend against the Third-Party Claim and fulfill its obligations under this ARTICLE 11 , in each case no later than ten (10) days after the Indemnified Person gives notice of the assertion of a Third-Party Claim under Section 11.6(a).

(d) If the Indemnifying Person elects to assume the defense of a Third-Party Claim:

(i) it shall diligently conduct the defense and, so long as it diligently conducts the defense, shall not be liable to the Indemnified Person for any Indemnified Person's fees or expenses subsequently incurred in connection with the defense of the Third-Party Claim, other than reasonable costs of investigation;

(ii) the election shall conclusively establish for purposes of this Agreement that the Indemnified Person is entitled to relief under this Agreement for any Loss arising, directly or indirectly, from or in connection with the Third-Party Claim, subject to the provisions of Section 11.5;

(iii) no compromise or settlement of such Third-Party Claim may be effected by the Indemnifying Person without the Indemnified Person's Consent unless:

(A) there is no finding or admission of any violation by the Indemnified Person of any Applicable Law or any rights of any Person;

(B) the Indemnified Person receives a full release of and from any other claims that may be made against the Indemnified Person by the Third Party bringing the Third-Party Claim; and

(C) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and

(iv) the Indemnifying Person shall have no liability with respect to any compromise or settlement of such Third-Party Claim that is effected without its Consent.

(e) If the Indemnifying Person does not assume the defense of a Third-Party Claim in the manner and within the period provided in Section 11.6(c), or if the Indemnifying Person does not diligently conduct the defense of a Third-Party Claim, the Indemnified Person may conduct the defense of the Third-Party Claim at the expense of the Indemnifying Person, and the Indemnifying Person shall be bound by any determination resulting from such Third-Party Claim or any compromise or settlement effected by the Indemnified Person.

(f) Notwithstanding the foregoing, an Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise, or settle any Third-Party Claim if:

(i) the Indemnified Person determines in good faith that there is a reasonable probability that a Third-Party Claim may adversely affect it or any Affiliate, other than as a result of monetary damages for which it would be entitled to relief under this Agreement; or

(ii) the Indemnified Person is advised by counsel that there is an actual or potential conflict in the Indemnifying Person's and the Indemnified Person's respective interests or that additional defenses are available to the Indemnified Person that makes representation by the same counsel inappropriate or unadvisable.

(g) In the event that a Third-Party Claim is of a nature such that the Indemnified Person is required by Applicable Law to make a payment to any Person with respect to such Third- Party Claim before the completion of settlement negotiations or related Proceedings, such Indemnified Person may make such payment and the Indemnifying Person shall, forthwith after demand by the Indemnified Person, reimburse the Indemnified Person for any such payment. If the amount of any liability under the Third-Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Person to the Indemnified Person, the Indemnified Person shall, forthwith after receipt of the difference from the Third Party, pay such difference to the Indemnifying Person.

(h) Notwithstanding the provisions of Section 1.3, each Party consents to the nonexclusive jurisdiction of any court in which a Third-Party Claim is brought against any Indemnified Person for purposes of determining any claim that an Indemnified Person may have under this Agreement with respect to such Third- Party Claim or the matters alleged therein.

(i) With respect to any Third-Party Claim subject to this ARTICLE 11 :

(i) any Indemnified Person and any Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third-Party Claim and any related proceeding at all stages thereof where such Person is not represented by its own counsel; and

(ii) both the Indemnified Person and the Indemnifying Person, as the case may be, shall render to each other such assistance as they may reasonably require of each other and shall cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(j) In addition to Section 7.2, with respect to any Third-Party Claim subject to this ARTICLE 11 , the Parties shall cooperate in a manner to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney- client and work-product privileges. In connection therewith, each Party agrees that:

(i) it shall use its best efforts, in respect of any Third-Party Claim in which it has assumed or participated in the defense, to avoid the production of any Confidential Information (consistent with Applicable Law and rules of procedure); and

(ii) all communications between any Party and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work- product privilege.

(k) Any claim under this ARTICLE 11 for any matter involving a Third-Party Claim shall be indemnified, paid, or reimbursed promptly. If the Indemnified Person shall for any reason assume the defense of a Third-Party Claim, the Indemnifying Person shall reimburse the Indemnified Person on a monthly basis for the costs of investigation and the reasonable fees and expenses of counsel retained by the Indemnified Person.

11.7 Other Claims.

A claim under this ARTICLE 11 for any matter not involving a Third-Party Claim may be made by notice to the Seller or the Purchaser, as the case may be, and will be deemed conclusive in all respects thirty (30) days after receipt of the Indemnified Person's written notice to the Indemnifying Person of such claim unless the Indemnified Person sending the notice has received notice from the Indemnifying Person disputing such claim. In the event that a written notice of dispute is delivered by the Indemnifying Person within such thirty (30) day period, the Parties will forthwith negotiate in good faith in order to resolve such dispute as soon as possible and otherwise in accordance with the Dispute Resolutions Section 12.12.

11.8 Principles of Indemnification.

(a) In connection with any claim under this ARTICLE 11 , the Indemnified Person shall, at the request and expense of the Indemnifying Person, make available to the Indemnifying Person, or its Representatives, on a timely basis all Books and Records and other materials in the possession or control of the Indemnified Person with respect to the subject matter of the claim, and access to the Acquired Corporation's premises and personnel, as reasonably required by the Indemnifying Person solely for the purpose of assessing the claim and supporting and verifying any damages which the Indemnified Person believes give rise to the claim for indemnification.

(b) For purposes hereof, the amount of any indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made or could be made under any other representation, warranty, covenant, or agreement and shall be computed net of payments recoverable by the Indemnified Person under any insurance policy with respect to such Losses.

(c) Payments made by any Indemnifying Person hereunder shall be reduced by the amount of any insurance proceeds received by the Indemnified Person.

(d) Any payments by one Party to another for the benefit of the other Party made pursuant to this ARTICLE 11 shall be treated by the Parties, including on all applicable Tax Returns, as an adjustment to the Purchase Price.

(e) Nothing in this ARTICLE 11 shall limit or restrict the Parties' general obligation at Applicable Law to mitigate any loss which it may suffer or incur as a result of any matter giving rise to indemnification under this Agreement.

(f) The Seller will have no liability or obligation under this ARTICLE 11 to any Purchaser Indemnitees, and the Purchaser will have no liability or obligation under this ARTICLE 11 to the Seller:

(i) for any damages which arise solely by reason of a proposed or actual enactment or change of any applicable Tax legislation after the date hereof; or

(ii) for any damages that arise solely as a result of any legislation not in force on the date hereof which takes effect retrospectively or occurs as a consequence of a change in the interpretation of the Applicable Law after the date hereof.

ARTICLE 12

MISCELLANEOUS

12.1 Fees and Expenses.

(a) Except as otherwise provided in this Agreement or the other Closing Documents, each Party will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution, and performance of this Agreement, and the consummation and performance of the transactions contemplated hereby, including all fees and expenses of its Representatives.

(b) The Acquired Corporation has not incurred, and Seller will cause the Acquired Corporation not to incur, any fees or expenses in connection with this Agreement and the transactions contemplated hereby; provided, however, that to the extent such fees and expenses have been incurred by the Acquired Corporation, the Seller will reimburse the Acquired Corporation for such fees and expenses prior to the Closing. The obligation of each Party to bear its own fees and expenses is subject to any rights of such Party arising from a breach of this Agreement by another Party.

12.2 Public Announcement.

Except to the extent required by Applicable Law, neither Party shall make or cause to be made, and the Seller shall not permit the Acquired Corporation to make or cause to be made, any disclosure or public announcement regarding this Agreement or the transactions contemplated without the prior written Consent of the other Party. Without limiting the foregoing, the Parties acknowledge that the Purchaser is a publicly traded corporation and are subject to timely disclosure requirements pursuant to applicable Canadian securities laws and the requirements of the TSX-V ("Disclosure Obligations"). Notwithstanding anything to the contrary contained in this Agreement, Purchaser may at any time make public announcements pertaining to the transactions contemplated under this Agreement, as may be required from time to time to comply with Purchaser's Disclosure Obligations.

12.3 Entire Agreement.

This Agreement supersedes all prior agreements, understandings, negotiations, and discussions, whether written or oral, between the Parties with respect to its subject matter and constitutes (collectively with the Disclosure Schedule and the other documents to be delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to the subject matter of this Agreement.

12.4 Amendment.

This Agreement may only be amended, supplemented, or otherwise modified by a writing executed by the Purchaser and the Seller.

12.5 Further Assurances.

The Parties shall execute and deliver to each other such other documents and do such other acts and things as a Party may reasonably request for the purpose of carrying out the intent of this Agreement, the transactions contemplated hereby, and the Closing Documents.

12.6 Assignment.

Except as specifically otherwise provided in this Section 12.6, this Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by each of the Purchaser and the Seller. Any purported assignment of rights or delegation of obligations in violation of this Section 12.6 shall be null and void, and of no effect. Subject to the preceding sentence, this Agreement and all the provisions hereof shall be binding upon and shall enure to the benefit of the Parties and their respective legal representatives, successors, and permitted assigns, as applicable.

12.7 No Waiver.

Neither any failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement, or any of the documents referred to in this Agreement, shall operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege, shall preclude any other or further exercise of such right, power, or privilege, or the exercise of any other right, power, or privilege. To the maximum extent permitted by Applicable Law:

(a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement may be waived by a Party, in whole or in part, unless made in a writing signed by such Party or the Seller on behalf of the Seller;

(b) a waiver given by a Party shall only be applicable to the specific instance for which it is given; and

(c) no notice to or demand on a Party shall waive or otherwise affect any obligation of that Party, or affect the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

12.8 Notices.

All notices and other communications required or permitted by this Agreement shall be in writing and shall be effective, and any applicable time period shall commence, when:

(a) delivered to the following address by hand or by a nationally recognized overnight courier service (costs prepaid) addressed to the following address;

(b) mailed by certified or registered mail, return receipt requested, with postage prepaid; or

(c) transmitted electronically to the following e-mail addresses, in each case marked to the attention of the Person (by name or title) designated below (or to such other address, e-mail address, or Person as a Party may designate by notice to the other Parties in accordance with this Section 12.8(c):

If to the Purchaser, to:

HIVE Blockchain Technologies Ltd.

555 Burrard Street

Vancouver, British Columbia

V7X 1M8

Attention: Frank Holmes

Email: bulldog.holmes@mac.com

with copies to:

Peterson McVicar LLP

18 King Street East, Suite 902
Toronto, Ontario M5C 1C4
Attention: Dennis Peterson
Email: dhp@petelaw.com

If to the Seller or the Acquired Corporation, to:

GPU.ONE Holding Inc.

3680 av du Musee
Montreal, Quebec H3G 2C9
Attention: Vladimir Plessovskikh
Email: vlad@GPU.ONE

and

STL Atlantic Holdings Inc.
c/o Cox & Palmer Scotia Centre,

Suite 1100, 235 Water Street

St. John's, Newfoundland A1C 1B6
Attention: Megan Taylor

Email: mtaylor@coxandpalmer.com

with copies to:

Sweibel Novek LLP

3449 Avenue du Musée
Montreal, Quebec
Attention: Barbara Novek

Email: bnovek@sweibelnovek.com

12.9 Counterparts and Electronic Signatures.

(a) This Agreement and other documents to be delivered pursuant to this Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy and all of which, when taken together, shall be deemed to constitute one and the same agreement or document, and shall be effective when counterparts have been signed by each of the Parties and delivered to the other Parties.

(b) A manual or electronic signature on this Agreement or other documents to be delivered pursuant to this Agreement, an image of which shall have been transmitted electronically, shall constitute an original signature for all purposes. The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including executed signature pages where required, by electronic transmission shall constitute effective delivery of this Agreement or such other document for all purposes.

12.10 Independent Legal and Financial Advice.

Each Party hereto hereby acknowledges that such Party (and each of its related principals) has been advised to seek independent legal, tax, investment, and other advice with respect to the execution and delivery of this Agreement and each of the other Closing Documents and has sought such advice or has determined that such advice is not required.

12.11 Language

The Parties confirm that it is their wish that this Agreement, as well as any other documents relating to this Agreement, including notices, schedules and authorizations, have been and shall be drawn up in the English language only.

12.12 Dispute Resolution

The Parties hereto will attempt in good faith to settle by negotiation any dispute, controversy or claim between the Parties arising under, out of or relating to this Agreement (in this section, a "Dispute"). To the extent that the Dispute is not resolved by negotiation, any of the Parties hereto may refer the matter to arbitration in accordance with the provisions set out below:

(a) Any Dispute is to be referred to and finally determined by arbitration in accordance with the provisions of the Arbitration Act (New Brunswick), except as varied or excluded by this Agreement. Any Party may initiate arbitration proceeding by delivering notice (in this section, a "Notice to Arbitrate") to the other party. The Notice to Arbitrate is to be in writing and is to set out a concise description of the Dispute to be submitted to arbitration. The arbitration, including the rendering of the award or decision, is to take place in City of Saint John, New Brunswick which is to be the seat of the arbitration. The language to be used in the arbitration will be English.

(b) The arbitral tribunal is to be composed of one arbitrator (in this section, the "Arbitrator"). The Party that delivers a Notice to Arbitrate (in this section, the "Applicant") shall, in the Notice to Arbitrate, nominate an individual to act as the Arbitrator. Within fifteen (15) days of the date of receipt of the Notice to Arbitrate, the other Party (in this section, the "Respondent") shall, in writing, either signify its acceptance of the nominee or, in the alternative, propose an alternative to act as the Arbitrator. If the Applicant and the Respondent do not agree within ten (10) Business Days thereafter as to who will act as Arbitrator, then either party may apply to the Court of the Queens Bench, New Brunswick for the appointment of an arbitrator pursuant to the provisions of the Arbitration Act. Each of the Applicant and the Respondent will be responsible for one-half of the costs of the application. The Parties shall act reasonably and in good faith to select an Arbitrator who is objective, independent, knowledgeable and experienced with respect to the type of issues in dispute.

(c) Within 10 Business Days after the appointment of the Arbitrator, the Applicant shall send the Respondent a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies (in this section, the "Claim") and the relief claimed.

(d) Within thirty (30) Business Days after the receipt of the Claim, the Respondent shall send the Applicant a statement of defence stating in sufficient detail which of the facts and contentions of law in the Claim are admitted or denied, and, with respect to those denied, the grounds, facts and/or contentions of law relied on to support that denial and the relief claimed, together with the same matters in respect of any counterclaim against the Applicant (in this section, the "Defence").

(e) Within fifteen (15) Business Days after the receipt of the Defence, the Applicant may send the Respondent a statement of reply (in this section, the "Reply"). If the Respondent has made a counterclaim against the Applicant, the Respondent may then send the Applicant a statement of reply within the same fifteen (15) Business Days.

(f) All Claims, Defences and Replies are to be accompanied by copies or, if the documents are especially voluminous, lists of all relevant documents on which the Party concerned relies.

(g) After submission of all the Claim, Defence and Reply, as the case may be, the Arbitrator shall, after hearing submissions of the applicable parties, give directions for the further conduct of the arbitration.

(h) The Arbitrator may at any time, fix the date, time and place of hearings in the arbitration and shall give the parties adequate notice of that date, time and place. Subject to any adjournments which the Arbitrator may allow, hearings are to be continued on successive Business Days until the hearings are concluded.

(i) All hearings are to be conducted in private unless the Parties otherwise agree. The Applicant and Respondent may be represented at any hearing by counsel or other agent.

(j) Except as may be necessary in the course of enforcement of any award of the Arbitrator and other judicial proceedings regarding the arbitration or that award, the Parties shall keep and shall cause all Persons participating in the arbitration process to keep the content of arbitration, including the pleadings, evidence, transcripts and awards of the arbitrator made strictly confidential.

(k) All and any awards of the Arbitrator are to be made in accordance with the rules set out in this Agreement and in writing and are final and binding on the Parties, except that any Party may appeal an award to the court on a question of law, a question of fact or a question of mixed fact and law as provided in section 45 of the Arbitration Act and any Party may apply to set aside an award as provided in section 46 of the Arbitration Act or apply for a declaration of invalidity of arbitration pursuant to sections 48 and 49 of the Arbitration Act. The final award is to be made within fifteen (15) Business Days after the conclusion of the hearings, or as soon as practicable thereafter. Any award of the Arbitrator is to include pre- and post-award interest on any amount of money ordered by the Arbitrator to be paid by one or more Parties at the rate provided for in the Judicature Act (New Brunswick).

(l) Where there exist multiple and contemporaneous disputes, claims, questions or disagreements related to this Agreement, the resolution of those disputes, claims, questions or disagreements will be combined in a single arbitration before a single Arbitrator, who was the first Arbitrator to be appointed, conducted pursuant to this Agreement unless that Arbitrator determines that it is impracticable to so combine resolutions.

(m) The costs of the arbitration, including counsel fees and disbursements and the costs and disbursements of the Arbitrator, are to be in the discretion of the Arbitrator.

(n) Nothing in this Agreement prevents a Party from seeking interim, interlocutory, and permanent injunctive relief, specific performance and other equitable remedies. The Party may make an application to the Arbitrator seeking injunctive relief to maintain the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved. The Arbitrator shall have the powers and jurisdiction of a Judge of the Queen's Bench of the province of New Brunswick and those powers shall include the power to award interim and interlocutory injunctions, equitable relief, and remedies which can be awarded pursuant to a statute by a Judge of the Queen's Bench.

(o) If the Parties enter into any other agreement concerning the settlement of disputes by arbitration, the other agreement shall be deemed to include all provisions of this Agreement unless the other agreement expressly specifies otherwise.

[Remainder of page left intentionally blank. Signature page follows.]

[HIVE - Signature Page to GPU Atlantic SPA]

SCHEDULE A

DEFINITIONS

Whenever used in this Agreement, the following words and terms have the meanings set out below:

"Acquired Corporation" means GPU Atlantic Inc. and includes, for greater certainty, their predecessor corporations and all entities merged, amalgamated or otherwise consolidated with any of them.

"Assets" has the meaning specified in Section 4.6(a).

"Disclosure Schedule" shall mean the disclosure schedule in respect of the Acquired Corporation referred to in this Agreement, dated as of the date hereof, and attached as Schedule B.

"Acquired Corporation Financial Statements" means the unaudited internally prepared annual balance sheet and income statement of Acquired Corporation as at December 31, 2020, January 31, 2021, and the last available month end prior to the Closing Date, as well as the notice to reader first year financial statements of the Acquired Corporation as of December 31, 2019.

"Acquisition Proposal" means, at any time, whether or not in writing, any (i) proposal with respect to (A) any direct or indirect acquisition by any person or group of persons of the Purchased Shares; (B) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, liquidation, dissolution, or other business combination in respect of the Acquired Corporation or any of its subsidiaries; (C) any direct or indirect acquisition by any person or group of persons of any assets of the Acquired Corporation and/or any interest in one or more of its subsidiaries; or (D) any lease, license, royalty, joint venture, long-term supply agreement, or other arrangement having a similar economic effect, whether in a single transaction or a series of related transactions; (ii) inquiry, expression, or other indication of interest or offer to, or public announcement of, or of an intention to do any of the foregoing; or (iii) modification or proposed modification of any such proposal, inquiry, expression, or offer, in each case whether by plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution, or other business combination, sale of assets, joint venture, take-over bid, tender offer, share exchange, exchange offer, or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving the Acquired Corporation, and in each case excluding the Transaction;

"Affiliate" of any Person means, at the time that such determination is being made, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such first Person; for purposes of the foregoing, a Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct or significantly influence, or cause the direction or influence of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or in any other manner.

"Agreement" means this Share Purchase Agreement together with all Schedules attached hereto, as the same may be amended, supplemented, or restated in accordance with the provisions hereof, from time to time.

"Applicable Law" means, in respect of any Person, property, activities, transaction, or event, all laws (including principles of common law and equity), statutes, by-laws, rules, regulations, codes, treaties, directives, guidelines, and policies (whether or not having the force of law), now or hereafter in effect, of any Governmental Authority having jurisdiction thereon or thereover, and any Orders issued, filed, or imposed by any such Governmental Authority.

[HIVE - Schedule A to GPU Atlantic SPA]

"Books and Records" means all records, documentation, files, correspondence, and other information of any nature and in any form whatsoever (including written, printed, electronic, digital, photographic, or computerized form), other than Corporate Records, relating to the referent Person, its business or assets, including all technical, business, financial, personnel, and accounting records, financial books and records of account, Contracts, books, data, reports, lists, drawings, plans, logs, briefs, Tax Returns, budgets, pricing guidelines, operating data, credit information, Employee and payroll records, software, computer files and programs, retrieval programs, formulae, business reports, registers, operating manuals, research materials, plans and projections, sales and purchase records, customer and supplier lists, and title documents, surveys, and certificates.

"Break Fee" means the fee equal to $100,000 payable pursuant to Section 10.4(b).

"Business" means the business conducted by the Acquired Corporation, being the ownership of cryptocurrency mining equipment and the operation of the Facility.

"Business Day" means any day other than a Saturday, a Sunday, or a day on which banks are required to be closed in Toronto, Ontario.

"Closing" has the meaning specified in Section 2.7.

"Closing Date" means March 12, 2021 or such other date as the Parties may agree in writing, provided that the Closing Date may not be later than the Outside Date unless also otherwise agreed to by the Parties in writing.

"Closing Documents" means this Agreement and all other Contracts, releases, certificates, instruments, and documents delivered or given pursuant to this Agreement.

"Confidential Information" has the meaning specified in Section 7.2(a).

"Consent" means any approval, permission, consent, ratification, waiver, exemption, or other authorization.

"Consideration Shares" has the meaning specified in Section 2.1(a).

"Constating Documents" means the articles and certificate(s) of incorporation and the articles and certificate(s) of amendment, amalgamation, arrangement, reorganization, continuance, or revival, as the case may be, of such body corporate or the memorandum of agreement, special act, or statute and any other instrument or constating document by or pursuant to which the body corporate is incorporated or comes into existence, and its by-laws in effect from time to time; and all amendments to or restatements of any of the foregoing.

"Contract" means any agreement, contract, arrangement, understanding, consensual obligation, promise, commitment, engagement, or undertaking, whether written, electronic or oral, express or implied, and whether or not legally binding, including any quotations, orders, proposals, or tenders which remain open for acceptance.

"Corporate Records" means the corporate records of the referent Person, including its Constating Documents, minutes of meetings and resolutions of shareholders and directors (including any committees), its securities register, register of transfers, and register of directors, and the share certificates (or other evidence of ownership interest in the shares issued by it) issued by it since incorporation, whether such certificates are outstanding or cancelled.

[HIVE - Schedule A to GPU Atlantic SPA]

"Designated Person" means a shareholder, director or officer of the referent Person or any other Person for whose conduct the referent Person is or could be held responsible under Applicable Law.

"Discharge" means any emission, discharge, release, deposit, issuance, spray, injection, abandonment, escape, spill, leak, seepage, disposal, burial, dispersal, exhaust, leaching, or migration on or into the Environment, or into or out of any property, or any similar act or event as defined in any Environmental Law.

"Disclosure Obligations" has the meaning specified in Section 12.2.

"Draft Return" has the meaning specified in Section 7.3(a).

"Effective Time" means 12:01 a.m. (Eastern time) on the Closing Date.

"Employee" has the meaning specified in Section 4.17(a).

"Employee Plan" means any plan, Contract, program, policy or practice under which the Acquired Corporation has or could have any liability or contingent liability to make payments or to provide benefits to any of its current or former employees, directors or officers, consultants, or other individuals providing services of a kind normally provided by employees (or any spouses, dependents, survivors or beneficiaries of any such Persons), including any plan, Contract, program, policy or practice relating to retirement savings, retirement allowances, pensions, bonuses, profit sharing, stock purchase, stock option, stock bonus, employee stock ownership, phantom stock, stock appreciation rights, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, supplemental unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or change of control, and any other benefit plan of any nature whatsoever, and any trust, escrow, or other Contract related thereto, other than government-sponsored pension, employment insurance, workers compensation or occupational health and safety and health insurance plans.

"Encumbrance" means any charge, condition, equitable interest, lien, option, pledge, hypothec, security interest, security agreement, mortgage, privilege, priority or prior claim; any financing lease, conditional or installment sale or title retention agreement; any right of way, easement, licence, encroachment or servitude; any option, right of pre-emption, first refusal or first offer or other right or restriction of any other Person, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, whether or not subject to registration or constituting a real right or a right in real property; any exception, reservation, restrictive covenant or adverse claim affecting title of a Person to any asset or property; any community or other marital property interest; and any Contract to create any of the foregoing.

"Environment" means all components of the Earth including: (a) water (whether surface water or ground water, and including any drinking water supply and sewer system); (b) air (whether ambient air or the Earth's atmosphere, but excluding the air within any structure or underground space); (c) soil, land surface, and subsurface strata (whether submerged or covered by a structure); (d) organic and inorganic matter; living species and organisms; or (e) a combination of any of the foregoing; and, generally, the ambient milieu in which living species and organisms have dynamic relations.

[HIVE - Schedule A to GPU Atlantic SPA]

"Environmental Law" means all provisions of Applicable Law, as well as all provisions of Contracts with Governmental Authorities, that relate to the Environment, Hazardous Substances or Hazardous Activity, occupational health and safety as it pertains to the Environment, and public health.

"Environmental Permit" means any Permit required under Environmental Law.

"Environmental Proceeding" means any Proceeding relating in any way to or arising under any Environmental Law, including any Proceeding alleging any breach or violation of, non-compliance with, or liability under, any Environmental Law, and any discussion with, review by or appeal to any Governmental Authority relating to any Environmental Law.

"Equity Securities" means, in respect of any Person, any share of the share capital of such Person or other similar security, any right or security convertible into or exchangeable for any such share or security, any option, warrant or other right to purchase or otherwise acquire any such share or security, any security that carries a residual right to participate in the earnings of such Person and, on liquidation or winding up of the Person, in its assets, and includes any right to purchase any of the foregoing.

"Escrow Agent" means HIVE Blockchain Technologies Ltd. and any subsequent escrow agent appointed under the terms of the Escrow Agreement.

"Escrow Agreement" means the escrow agreement entered into on Closing Date between the Purchaser, the Seller and the Escrow Agent pursuant to which the Holdback Shares are held in escrow, a copy of which is attached herein as Schedule C.

"Exercise Period" has the meaning specified in Section 7.7(b).

"Facilities" means the Facility, and any other real or immovable property, and any buildings, plants, structures, machinery and equipment, including vehicles and rolling stock, currently or formerly owned, leased, or otherwise used, occupied, operated, held or controlled by the Acquired Corporation, at any time and from time to time.

"Facility" means the lands and premises located at PID 35367218 in Saint-André, New Brunswick.

"Facility Lease" means the lease between 711632 NB Inc. and the Acquired Corporation dated October 18, 2019, regarding the premises of the Facility.

"Force Majeure" means any strike, labour trouble, inability to obtain third party materials or services, power failure, restrictive governmental laws or regulations, riots, insurrection, sabotage, rebellion, war, act of God, earthquake, fire, flood, storm or other like event, civil or military disturbance, act of terrorism, sabotage, epidemic (including without limitation COVID-19 and the impacts thereof), or disruption or outage of communications, power, or other utility, or any other similar reason, that is beyond the control of the Party asserting it, provided that Force Majeure does not include the inability to obtain funds except pursuant to any of the foregoing.

"GAAP" means generally accepted accounting principles determined with reference to the Handbook of the Canadian Institute of Chartered Accountants or any successor entity thereto applicable to the relevant date or period and applied in a consistent manner from period to period.

"Governmental Authority" means any domestic or foreign government, whether federal, provincial, state, territorial, local, regional, municipal, or of any other political jurisdiction, and any agency, authority, instrumentality, court, board, commission, bureau, arbitrator, arbitration tribunal, or other tribunal, or any quasi-governmental or other entity, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation, or taxing power or function of or pertaining to government, and includes any official of any of the foregoing.

[HIVE - Schedule A to GPU Atlantic SPA]

"Hazardous Activity" means the distribution, generation, handling, importing, management, manufacturing, extraction, processing, production, refinement, incineration, presence, Discharge (including a possible or threatened Discharge), storage, transfer, transportation, treatment, or use of any Hazardous Substance, and any other act, business, operation, or activity that endangers, increases the danger to, or poses a risk of harm to the Environment or public health or that is prohibited or regulated by any Environmental Law.

"Hazardous Substance" means: (a) any substance or material that is prohibited, regulated or designated as a pollutant, contaminant, toxic substance, deleterious substance, dangerous good, waste or residual material, hazardous waste or hazardous residual material, hazardous substance, hazardous material, or any other similar designation under any provision of Environmental Law; (b) any petroleum product or by-product and derivatives thereof, including oil and fuel of any kind; (c) any substance or material that is mutagenic; (d) asbestos and any asbestos-containing material, including asbestos-containing vermiculite, chlorinated solvents, polychlorinated biphenyls, lead paint, and urea formaldehyde foam insulation; (e) mold, radon, pyrite, and mercury; (f) any microorganism, sound, vibration, rays, heat, odour or radiation that is likely to alter the quality of the Environment in any way; and (g) any substance or material that is otherwise regulated by Environmental Law.

"Holdback Shares" has the meaning specified in Section 2.3

"Indemnified Person" has the meaning specified in Section 11.6(b).

"Indemnifying Person" has the meaning specified in Section 11.6(b).

"Intellectual Property Rights" means all intellectual property and industrial property and other proprietary rights and interests throughout the world, and all rights, title and interests thereto of every nature, whether registered or unregistered, including patents, copyrights, industrial designs, integrated circuit topographies, mask works, design patents, utility models, trade secrets, or any other statutory provision or common law principle that provides a right in either intellectual property or the expression or use of intellectual property, and including any confidential information, ideas, formulae, algorithms, concepts, techniques, processes, procedures, approaches, methodologies, plans, systems, research, information, documentation, data, data compilations, specifications, requirements, designs, diagrams, inventions, technology, know-how, trademarks, software, computer programs, (including related code), websites, domain names, business names and goodwill, if any, and all rights to apply for, and all applications and registrations for, any of the foregoing, and all continuations, substitutions, confirmations, divisions, reissues, extensions and renewals thereof, and any licenses, sub-licenses, franchises, agreements or any other evidence of a right in any of the foregoing.

"ITA" means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended, supplemented or re-enacted from time to time.

"Lock-Up Agreement" has the meaning specified in Section 2.8(a)(vii).

"Knowledge" has the meaning specified in Section 1.4.

[HIVE - Schedule A to GPU Atlantic SPA]

"Loss" means any direct cost, loss, liability, obligation, damage, deficiency, expense, fine, or penalty, including reasonable attorneys' fees, expenses, and court costs.

"Major Customers" has the meaning specified in Section 4.20(a).

"Major Suppliers" has the meaning specified in Section 4.20(b).

"Majority Shareholder" has the meaning specified in the recitals to this Agreement

"Material Adverse Change" means, with respect to any Person, any fact, event, change, development, claim, omission or occurrence that, individually or together with any other fact, event, change, development, claim, omission or occurrence, (a) affects such Person or its business, affairs or operations, or any aspect of same, including its condition (financial or otherwise), results of operations, assets, obligations, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), clientele (including a loss of business from an important customer), markets or prospects, in a manner that is materially adverse thereto, or that could be reasonably expected to do so; or (b) would prevent or materially impede or delay the completion of the purchase of any of the Purchased Shares by the Purchaser. Notwithstanding the foregoing, (x) any change resulting solely from industry-wide conditions or general economic conditions affecting the industry in which the business of a Person is conducted shall not constitute a "Material Adverse Change" to the extent that they do not materially disproportionately affect the Person in relation to other Persons in the same business or industry; and (y) a Force Majeure event shall not constitute a "Material Adverse Change".

"Material Terms" has the meaning specified in Section 7.7(a).

"Minority Shareholder" has the meaning specified in the recitals to this Agreement.

"Offer Notice" has the meaning specified in Section 7.7(a).

"Order" means any order, injunction (preliminary or permanent), judgment, notice, directive, decree, award, direction, instruction, assessment, finding or ruling, of any Governmental Authority.

"Ordinary Course of Business" means, when used in relation to the taking of any action or omission by the Acquired Corporation, that the action or omission is consistent in all material respects, in nature, scope and magnitude with the past practices of Acquired Corporation in relation to the business and is taken in the ordinary course of the normal day-to-day operations of the business.

"Outside Date" means the later of: (i) April 16, 2021; and (ii) the date that is two Business Days after the date of receipt of the conditional approval letter of the TSX-V for the acquisition of the Acquired Corporation by the Purchaser, unless otherwise agreed to in writing by the Purchaser and the Seller.

"Parties" means the Seller and the Purchaser; and "Party" means any one of them.

"Permit" means, with respect to any Person, any permit, licence, franchise, registration or other authorization issued, granted, given by, or made applicable under the authority of, a Governmental Authority having jurisdiction over such Person or its property.

"Permitted Encumbrances" means, with respect to the Acquired Corporation or the Facility (as applicable), (a) Encumbrances for Taxes and other governmental charges and assessments (except assessments for public improvements levied, pending, or deferred against the Facility) that are not yet due and payable; (b) Encumbrances of carriers, warehousemen, mechanics, suppliers of materials, workmen, and other like Encumbrances, arising in the ordinary course of business, provided that (i) such Encumbrances have not been filed, recorded, or registered; (ii) notice thereof has not been given to the Acquired Corporation or to the Seller; and (iii) the indebtedness secured thereby is not in arrears; (c) statutory Encumbrances in favour of lessors of property leased to the Acquired Corporation arising in the ordinary course of business for amounts not yet due and payable; and (d) Encumbrances disclosed in the Acquired Corporation Financial Statements; and Encumbrances disclosed in Section 4.13 of the Disclosure Schedule.

[HIVE - Schedule A to GPU Atlantic SPA]

"Permitted Termination Reasons" means the reasons for terminating this Agreement by one of the Parties hereto directly related to: (a) bankruptcy or insolvency of the other Party; (b) any unresolved material litigation issues of the other Party; (c) a material change in ownership structure of the other Party; (d) a material misrepresentation, materially inaccurate representation, or material breach of a warranty made in the Agreement by the other Party; or (e) material judgement against the other Party or seizure of material assets from the other Party.

"Permitted Sale" means (a) a sale or series of sales of Consideration Shares on any particular Business Day made through the facilities of the TSX-V, in an amount of Consideration Shares which does not exceed the lesser of (i) 10% of the aggregate volume of Purchaser Common Shares traded on the TSX-V on such Business Day, and (ii) 10% of the average daily volume of Purchaser Common Shares traded on the TSX-V over the prior five (5) Business Day period, and (b) a transfer or series of transfers of Consideration Shares at any time or times to a shareholder or an Affiliate of the Majority Shareholder or the Minority Shareholder or from the Majority Shareholder to the Minority Shareholder or vice versa, provided that such transferee agrees to be bound by the Permitted Sale obligations herein.

"Person" means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, unlimited liability corporation, trust, unincorporated association, joint venture or any other entity or organization, and includes a Governmental Authority.

"Personal Information" means information about an identifiable individual.

"Proceeding" means any action, claim, suit, litigation, hearing, arbitration, mediation or other proceeding of any nature whatsoever, whether civil, criminal, administrative, judicial or investigative, and whether at law or in equity, and includes, for greater certainty, any investigation, inquiry, assessment, reassessment, or audit by, before or otherwise involving any Governmental Authority.

"Proxy" has the meaning specified in Section 7.5(a).

"Purchase Price" has the meaning specified in Section 2.1.

"Purchased Shares" means the 125 issued and outstanding common shares of the Acquired Corporation, representing all of the issued and outstanding Equity Securities of the Corporation.

"Purchaser" has the meaning specified in the recitals to this Agreement.

"Purchaser Annual Financial Statements" means the audited financial statements of the Purchaser, for the fiscal years ended March 31, 2019 and 2020.

[HIVE - Schedule A to GPU Atlantic SPA]

"Purchaser Financial Statements" means, collectively, the Purchaser Annual Financial Statements and the Purchaser Interim Financial Statements.

"Purchaser Group" has the meaning specified in Section 6.1.

"Purchaser Indemnitees" has the meanings specified in Section 11.2(a).

"Purchaser Interim Financial Statements" means the unaudited internally prepared financial statements of Purchaser for the three and six months ended September 30, 2020 and 2019.

"Purchaser Preferred Shares" has the meaning specified in Section 5.6.

"Purchaser Public Disclosure Records" means all documents filed by or on behalf of the Purchaser on SEDAR since July 31, 2019, and prior to the date hereof that are publicly available on the date hereof.

"Purchaser Common Shares" means common shares in the capital of the Purchaser.

"Representative" of a Person includes any director, officer, employee, agent, consultant, advisor, auditor, accountant, or legal counsel of such Person and any other Person duly authorized by such first referenced Person to represent it.

"ROFR Offer" has the meaning specified in Section 7.7(a).

"Seller" has the meaning specified in the recitals to this Agreement.

"Seller Indemnitees" has the meanings specified in Section 11.3(a).

"Seller's Threshold Amount" has the meaning specified in Section 11.5(a).

"Specified Representations and Warranties" has the meaning specified in Section 11.5(b).

"Subsidiary" means, with respect to any Person (the "Owner"), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the management and decisions of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries.

"Tax" or, collectively, "Taxes" includes any taxes, tariffs, duties, fees, premiums, assessments, imposts, levies and other charges or input tax credits of any kind whatsoever imposed or offered by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all licence and registration fees and all employment insurance, health insurance and other government pension plan premiums or contributions.

"Tax Return" means any return, report, election, notice, designation, declaration, information return, or other document filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with any Tax (including, for certainty, any input tax credits), including any schedules or amendments thereto.

[HIVE - Schedule A to GPU Atlantic SPA]

"Third Party" has the meaning specified in Section 11.6(a).

"Third-Party Claim" has the meaning specified in Section 11.6(b). "Third-Party Offer" has the meaning specified in Section 7.7(a). "Third-Party Transaction" has the meaning specified in Section 7.7.

"Transaction" means the purchase by the Purchaser from the Seller of the Purchased Shares and the transactions contemplated by this Agreement.

"TSX-V" means TSX Venture Exchange.

"Unanimous Shareholder Agreement" has the meaning specified in the recitals to this Agreement.

"Voting Trust Period" has the meaning specified in Section 7.5. "Voting Trustee" has the meaning specified in Section 7.5. "Work Commitment" has the meaning specified in Section 2.4.

*	*	*	*	*

[HIVE - Schedule A to GPU Atlantic SPA]

SCHEDULE B

DISCLOSURE SCHEDULE

[HIVE - Schedule A to GPU Atlantic SPA]

 Section 4.1(a) - Status and Authority

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

Section 4.8 – Acquired Corporation Financial Statements

See attached:

Balance Sheet and Income Statement Dated January 31, 2021

Balance Sheet and Income Statement Dated December 31, 2020

4145-9009-3611 v10

[*HIVE – Schedule A to GPU Atlantic SPA*]

Redacted: Financial statements of GPU Atlantic; Commercially sensitive information.

GPU ATLANTIC INC.
Balance Sheet As at 01/31/2021

ASSET

Current Assets

Total Cash	[redacted]
Total Receivable	
Deposit on purchases	
Holdback - Transferred to 9377 BMO	
Total Current Assets	
Capital Assets	
Net - Computer Hardware	
Net - Building NB	
Land - NB	
Net - Electrical Equipments	
Net - Building	
Total Capital Assets	
Other Non-Current Assets	
Computer Software	
Total Other Non-Current Assets	
TOTAL ASSET	
LIABILITY	
Current Liabilities	
Accounts Payable	
Holdbacks on contracts	
GST/HST Owing (Refund)	
QST Owing (Refund)	
Prepaid Sales/Deposits	
Total Current Liabilities	
Long Term Liabilities	
Mortgage Payable - DESJ. LN1/PR1	
Loan Payable - DESJ. LN2/PR2	
Accrued long-term interest	
Total Long Term Liabilities	
TOTAL LIABILITY	

EQUITY

Redacted: Financial statements of GPU Atlantic; Commercially sensitive information.

Share Capital	[redacted]
Equity	
Total Share Capital	
Retained Earnings	
Retained Earnings - Previous Year	
Current Earnings	
Total Retained Earnings	
TOTAL EQUITY	
LIABILITIES AND EQUITY	

Generated On: 02/22/2021

Redacted: Financial statements of GPU Atlantic; Commercially sensitive information.

GPU ATLANTIC INC.
Income Statement 01/01/2021 to 01/31/2021

REVENUE

Sales Revenue
Sales
Net Sales

Other Revenue
Interest Revenue
Total Other Revenue

TOTAL REVENUE

EXPENSE

General & Administrative Expenses
Business Fees & Licenses
Desjardins CAD Bank charges
BMO USD Bank charges
Utilities
Total General & Admin. Expenses

TOTAL EXPENSE

NET INCOME

[redacted]

Generated On: 02/24/2021

Redacted: Financial statements of GPU Atlantic; Commercially sensitive information.

GPU ATLANTIC INC.
Income Statement 01/01/2020 to 12/31/2020

REVENUE	[redacted]
Other Revenue	
Hosting	
Miscellaneous Revenue	
Total Other Revenue	
TOTAL REVENUE	
EXPENSE	
General & Administrative Expenses	
Realized USD/CAD - BS	
Realized USD/CAD - IS	
Accounting & Legal	
Professional Fees	
Business Fees & Licenses	
Income Taxes	
Insurance	
Interest & Bank Charges	
Investissement QC - Charge	
Desjardins CAD Bank charges	
BMO CAD Bank charges	
BMO USD Bank charges	
Property Taxes	
Reconciliation - Adjustments	
Realized Exchange Gain/Loss	
Rent	
Site IT & Security Services	
Internet	
Utilities	
Total General & Admin. Expenses	
TOTAL EXPENSE	
NET INCOME	

Generated On: 02/08/2021

Redacted: Financial statements of GPU Atlantic; Commercially sensitive information.

GPU ATLANTIC INC.
Balance Sheet As at 12/31/2020

ASSET

Current Assets

Total Cash

Total Receivable

Deposit on purchases

Holdback - Transferred to 9377 BMO

Total Current Assets

Capital Assets

Net - Computer Hardware

Net - Building NB

Land - NB

Net - Electrical Equipments

Net - Building

Total Capital Assets

Other Non-Current Assets

Computer Software

Total Other Non-Current Assets

TOTAL ASSET

LIABILITY

Current Liabilities

Accounts Payable

Holdbacks on contracts

GST/HST Owing (Refund)

QST Owing (Refund)

Total Current Liabilities

Long Term Liabilities

Loan - GPU One Enterprise CAD

Customers Deposits

Mortgage Payable - DESJ. LN1/PR1

Loan Payable - DESJ. LN2/PR2

Accrued long-term interest

Total Long Term Liabilities

TOTAL LIABILITY

[redacted]

Redacted: Financial statements of GPU Atlantic; Commercially sensitive information.

EQUITY

Share Capital

Common Shares

Total Share Capital

Retained Earnings

Retained Earnings - Previous Year

Current Earnings

Total Retained Earnings

TOTAL EQUITY

LIABILITIES AND EQUITY

[redacted]

Generated On: 02/08/2021

Redacted: Financial statements of GPU Atlantic; Commercially sensitive information.

GPU ATLANTIC INC.
Income Statement 01/01/2020 to 12/31/2020

REVENUE	
Other Revenue	[redacted]
Hosting	
Miscellaneous Revenue	
Total Other Revenue	
TOTAL REVENUE	
EXPENSE	
General & Administrative Expenses	
Realized USD/CAD - BS	
Realized USD/CAD - IS	
Accounting & Legal	
Professional Fees	
Business Fees & Licenses	
Income Taxes	
Insurance	
Interest & Bank Charges	
Investissement QC - Charge	
Desjardins CAD Bank charges	
BMO CAD Bank charges	
BMO USD Bank charges	
Property Taxes	
Reconciliation - Adjustments	
Realized Exchange Gain/Loss	
Rent	
Site IT & Security Services	
Internet	
Utilities	
Total General & Admin. Expenses	
TOTAL EXPENSE	
NET INCOME	

Generated On: 02/08/2021

Redacted: Financial statements of GPU Atlantic; Commercially sensitive information.

GPU Atlantic Inc.

Financial Statements for the first year of 141 days
As at December 31, 2019

Together with Notice to Reader

MALLETTE

Mallette inc.

200-1562 rue Nationale
Terrebonne QC J6W 0E2

T. 450 964-1562
F. 450 964-0619

NOTICE TO READER

We have compiled, from information provided by management, the balance sheet of **GPU ATLANTIC INC.** as at December 31, 2019 and the statements of income and retained earnings for the first year of 141 days then ended.

We have not performed an audit or a review engagement of the financial statements and, consequently, cannot provide assurance as to their content.

Readers are cautioned that these statements may not be appropriate for their purposes.

(signed) "*Mallette Inc.*" [1]

Mallette Inc.
Partnership of chartered professional accountants

Terrebonne, Québec
July 23, 2020

[1] CPA auditor, CA, public accountancy permit No. A114098

Cabinet indépendant affilié
à Mallette S.E.N.C.R.L.

GPU Atlantic Inc.

STATEMENT OF INCOME
For the first year of 141 days ended December 31, 2019

"Unaudited - See Notice to Reader"

REVENUE	[redacted]
OPERATING EXPENSES	
Financial expenses	
Foreign exchange gains	
NET INCOME	

1

Redacted: Financial statements of GPU Atlantic; Commercially sensitive information.

GPU Atlantic Inc.

STATEMENT OF RETAINED EARNINGS
For the first year of 141 days ended December 31, 2019

"Unaudited - See Notice to Reader"

BALANCE, beginning of year	[redacted]
Net income	
BALANCE, end of year	

2

Redacted: Financial statements of GPU Atlantic; Commercially sensitive information.

GPU Atlantic Inc.

BALANCE SHEET
As at December 31, 2019

"Unaudited - See Notice to Reader"

ASSETS

CURRENT ASSETS	[redacted]
Cash	
Accounts receivable	
FIXED ASSETS	
DEPOSIT ON PURCHASE	

LIABILITIES

CURRENT LIABILITIES	[redacted]
Accounts payable	
LONG-TERM DEBT	
ADVANCE FROM A PARENT COMPANY	

SHAREHOLDERS' EQUITY

Share capital	[redacted]
Retained earnings	

On behalf of the Board,

______________________________, Director

______________________________, Director

3

Redacted: Financial statements of GPU Atlantic; Commercially sensitive information.

GPU Atlantic Inc.

NOTE TO FINANCIAL STATEMENTS
As at December 31, 2019

"Unaudited - See Notice to Reader"

STATUTES OF INCORPORATION, BEGINNING OF OPERATIONS AND NATURE OF ACTIVITIES

The Company, incorporated under the New Brunswick Business Corporations act, on August 13, 2019, is holding building.

4

Redacted: Financial statements of GPU Atlantic; Commercially sensitive information.

Section 4.9 –Unusual Transactions

NIL

4145-9009-3611 v10

[*HIVE – Schedule A to GPU Atlantic SPA*]

Section 4.12 – Contracts

Contract	Counterparty	Notes
Mortgage	Desjardins	
Guarantee	Investissement Quebec	
Letter of Credit (NB Power - $1,000,000)	Desjardins	
Letter of Credit (NB Power - $450,000)	Desjardins	
Network Operating Agreement	NB Power	
Agreement for Supply of Power and Energy	NB Power	
Master Services Agreement (and Specific Exemption)	[redacted]	To be assigned to the Acquired Corporation on or before Closing
Master Services Agreement	[redacted]	To be assigned to the Acquired Corporation on or before Closing

Redacted: Identity of third party counterparties; commercially sensitive information.

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

 Section 4.13(d) - Monies Owing fir Labour, Materials, Work or Services

[HIVE - Schedule A to GPU Atlantic SPA]

GPU ATLANTIC INC.
Vendor Aged Summary As at 12/31/2020

Time of payment	Name	Total	Current	31 to 60	61 to 90	91+
[redacted]						

Total outstanding: [redacted]

Generated On: 01/26/2021

Land is already paid
Amounts to be paid during building 3
Actual AP at closing
[redacted]

Schedule of payment of AP

[redacted]

[redacted]

Redacted: Identity of third party vendors; commercially sensitive information.

GPU ATLANTIC INC.
Vendor Aged Summary As at 01/31/2021

Name	Total	Current	31 to 60	61 to 90	91+
[redacted]					

Total outstanding: [redacted]

Generated On: 02/22/2021

Actual AP [redacted]

vs AP dec 31

GPU paid off in 1 month (land and bit more paid off

Redacted: Identity of third party vendors; commercially sensitive information.

 Section 4.13 (e) - Factors to Increase Maintenance & Upkeep

None reported.

[HIVE - Schedule A to GPU Atlantic SPA]

 Section 4.14 - Undisclosed Liabilities

None reported.

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

Section 4.17 (d) - Employee Terminations & Layoffs

None.

Section 4.17 (j) - Equity Incentives

None reported.

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

HIVE - Schedule A to GPU Atlantic SPA]

Section 4.21 (b) - Orders

None reported.

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

Section 4.24 - Tax Filing Deficiencies

2020 Annual Tax Filing - Acquired - Acquired Corporation - not filed.

[HIVE - Schedule A to GPU Atlantic SPA]

[HIVE - Schedule A to GPU Atlantic SPA]

Section 4.21 (b) - Orders

None reported.

[HIVE - Schedule A to GPU Atlantic SPA]

SCHEDULE C

ESCROW AGREEMENT

[HIVE - Schedule A to GPU Atlantic SPA]

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (the "**Escrow Agreement**") is made as of this ___ day of March, 2021,

B E T W E E N:

HIVE BLOCKCHAIN TECHNOLOGIES LTD.
a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as the "**Purchaser**" or the "**Escrow Agent**"),

- and -

GPU.ONE HOLDING INC.
a corporation existing under the laws of the Province of Quebec,

(hereinafter referred to as the "**Seller**").

WHEREAS the Purchaser, Seller, STL Atlantic Holdings Inc. and GPU Atlantic Inc. ("**GPU Atlantic**") have entered into a share purchase agreement (the "**Share Purchase Agreement**") providing for the acquisition by the Purchaser of all of the outstanding shares of GPU Atlantic;

AND WHEREAS the Share Purchase Agreement contemplates the deposit of 1,000,000 Holdback Shares (as such term is defined in the Share Purchase Agreement) (the "**Escrow Securities**") with the Escrow Agent for release to the Seller in stages upon satisfaction of certain performance conditions;

AND WHEREAS this Escrow Agreement is entered into pursuant to the Share Purchase Agreement;

NOW, THEREFORE, THIS ESCROW AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

1. Interpretation

(a) For the purpose of this Escrow Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(i) "**Additional Escrow Securities**" has the meaning given to such term in Section 3(b);

(ii) "**Arbitrator**" has the meaning given to such term in Section 10(e);

- 2 -

(iii) "**Business Days**" means any day, other than Saturday or Sunday, on which the principal commercial banks in the Province of Ontario are open for business during normal banking hours;

(iv) "**Closing Date**" has the meaning given to it in the Share Purchase Agreement;

(v) "**Demand**" has the meaning given to such term in Section 6(a);

(vi) "**Distribution**" has the meaning given to such term in Section 3(c);

(vii) "**Escrow Agent**" means HIVE Blockchain Technologies Ltd.;

(viii) "**Escrow Securities**" has the meaning given to such term in the recitals hereto;

(ix) "**Escrow Property**" means the Escrow Securities and any Additional Escrow Securities;

(x) "**Facility**" means the real property, building, fixtures and equipment of GPU Atlantic located at 100 Agricultural Drive, Saint-Andre, NB and more particularly identified as PID 35367218;

(xi) "**Loss Claim**" has the meaning given to such term in subsection 5(b)(i);

(xii) "**Losses**" means any loss, damage, injury, claim, demand, settlement, award, fine, penalty, fee (including reasonable and documented legal fees and other professional fees, disbursements and expenses), charge, cost, Tax, interest or expense incurred by or on behalf of GPU Atlantic or the Purchaser, necessary to satisfy the Performance Condition, provided however, that Losses shall not include any special, consequential, aggravated, exemplary or punitive damages;

(xiii) "**Negotiation Period**" has the meaning given to such term in Section 11(a);

(xiv) "**Notice of Arbitration**" has the meaning given to such term in Section 11(e);

(xv) "**Notice of Objection**" has the meaning given to such term in Section 6(a);

(xvi) "**Notices**" has the meaning given to such term in Section 13;

(xvii) "**Performance Conditions**" has the meaning given to such term in Section 4;

(xviii) "**Purchaser**" means HIVE Blockchain Technologies Ltd.;

(xix) "**Saint-André**" means the Rural Community of Saint-André;

(xx) "**Seller**" means GPU.ONE Holding Inc.;

(xxi) "**Share Purchase Agreement**" has the meaning given to such term in the recitals hereto;

- 3 -

(xxii) "**Sunny Corner Lien**" means all liens, certificates of pending litigation, claims, security interests and other encumbrances related, directly or indirectly, to Sunny Corner Enterprises Inc. for work performed or materials delivered prior to the Closing Date;

(xxiii) "**TCM Liens & Litigation**" means all liens, certificates of pending litigation, claims, security interests and other encumbrances related, directly or indirectly to Total Construction Management Services Inc. for work performed or materials delivered prior to the Closing Date;

(xxiv) "**TCM Subtrade Liens**" means all liens, certificates of pending litigation, claims, security interests and other encumbrances related, directly or indirectly, to the subcontractors of Total Construction Management Services Inc., for work performed or materials delivered prior to the Closing Date, but for certainty, excludes any and all liens, certificates of pending litigation, claims, security interests and other encumbrances related, directly or indirectly, to Sunny Corner Enterprises Inc.;

(xxv) "**Tentative Subdivision Plan**" has the meaning given to such term in Section 4(i);

(xxvi) **"Vendor Payables"** are all amounts due from GPU Atlantic to any vendor as of the Closing Date, including but not limited to those vendors and in those amounts specified in Schedule "B", but for greater certainty, without duplication for any amounts owing for the TCM Lien & Litigation, the TCM Subtrade Liens or the Sunny Corner Lien; and

(xxvii) "**VWAP**" means the volume weighted average price for the Purchaser Common Shares on the TSX-V for the twenty trading shares prior to the applicable date.

(b) Any initially capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Share Purchase Agreement.

(c) Any headings preceding the text and paragraphs in this Escrow Agreement have been inserted for convenience only and shall not be construed to affect the meaning, construction or effect of the Escrow Agreement.

(d) Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

2. Appointment of Escrow Agent

The Purchaser and Seller hereby appoint the Escrow Agent to act as escrow agent under this Escrow Agreement, and the Escrow Agent hereby accepts such appointment.

3. Delivery of Escrow Property

(a) The Purchaser, on behalf of and pursuant to a direction of the Seller, hereby deposits the Escrow Securities along with duly completed stock transfer documents, including any share certificates or other evidence of the Escrow

- 4 -

Securities, with the Escrow Agent, to be held in escrow by the Escrow Agent until they are released from escrow under this Escrow Agreement.

(b) In the event that the Seller receives any other securities ("**Additional Escrow Securities**"):

(i) as a dividend or other distribution on Escrow Securities;

(ii) on a subdivision, or compulsory or automatic conversion or exchange of Escrow Securities; or

(iii) from a successor issuer in a business combination,

the Seller irrevocably authorizes and directs the Purchaser to deliver such Additional Escrow Securities to the Escrow Agent, including any share certificates or other evidence of those Additional Escrow Securities, to be held in escrow until they are released from escrow under this Escrow Agreement.

(c) Any dividend or distribution paid on the Escrow Property (a "**Distribution**") shall be held by the Escrow Agent subject to this Escrow Agreement, and shall be delivered to Seller together with the Escrow Property upon which such Distribution was received, provided, however, that if such Escrow Property is returned to the Purchaser, any Distribution paid on such Escrow Property shall be returned to the Purchaser together therewith, and Seller shall have no further rights to or in respect of such Distribution.

(d) The Escrow Property shall not be sold, assigned, hypothecated, alienated, released from escrow, transferred within escrow or dealt with in any other manner whatsoever except pursuant to the terms and conditions of this Escrow Agreement.

4. Escrow Performance Conditions

The Escrow Agent will deliver the Escrow Property to or as directed by Seller in accordance with section 5, subject to the completion of all of the following conditions by GPU Atlantic or its successor entity, in their sole discretion, acting in good faith and on commercially reasonable terms (the "**Performance Conditions**"):

(a) Completion of Building #3 as defined and to the operating standards are set out in Schedule "A" on or before October 31, 2021;

(b) Discontinuance or dismissal of all proceedings, actions, or causes of action, and the release and discharge of all encumbrances from PIDs 35367218 and 35367572 related to the TCM Subtrade Liens, on or before 90 days following the Closing Date, at an aggregate total cost to GPU Atlantic that does not exceed $633,134.73 (including interest, legal fees and settlement amount);

(c) Discontinuance or dismissal of all proceedings, actions, or causes of action, release and discharge of all encumbrances from PIDs 35367218 and 35367572 of the Sunny Corner Liens, on or before 90 days following the Closing Date, at an aggregate total cost to GPU Atlantic that does not exceed $1,495,345.90 (including interest, legal fees and settlement amount);

- 6 -

(a) The allocation of the Escrow Property to each of the Performance Conditions shall be as follows:

Performance Condition	Percentage of Escrow Property	Date of last possible performance:
Section 4(a) – Competition of Building 3	40%	December 31, 2021
Sections 4(b) through 4(c)4(c) – Settlement of all Liens and Litigation	10%	90 days following the Closing Date
Section 4(c) – Settlement of all Liens and Litigation	10%	180 days following the Closing Date
Sections 4(d) through 4(g) – Completion of Land Infrastructure	30%	October 1, 2022
Sections 4(h) through 4(i) – Operational Matters	10%	30 days following the Closing Date

(b) Calculation of Value of Escrow Property and Losses for Non-Performance

(i) Upon a Demand issued by the Purchaser or delivery of a Notice of Objection given by the Purchaser in accordance with subsection 6(a) due to non-satisfaction of a Performance Conditions in accordance with Section 4 (a "**Loss Claim**"), the value of allocated Escrow Property for the applicable Performance Condition shall be calculated by the VWAP in effect on the earlier of i) the date on which the Performance Condition could have been last achieved or; ii) the date on which the Seller makes demand for the Escrow Property under subsection 6(a).

(ii) A Loss Claim shall include the factual basis for the same, which notice shall include an estimate of Losses suffered by GPU Atlantic, as such Losses shall be approximated by an independent professional advisor(s)(as applicable given the nature of the breached Performance Condition).

(iii) Following receipt of a Loss Claim, the Seller shall have twenty (20) days to make such investigation of the Loss Claim as the Seller considers necessary or desirable and shall be entitled but not obligated to independently quantify such Losses by a second professional advisor(s) (as applicable given the nature of the breached Performance Condition) or for the purpose of advancing a claim that the non-satisfaction of a Performance Condition and corresponding Loss Claim related in full or in part due to GPU Atlantic's lack of good faith or failure to proceed on commercially reasonable terms.

- 7 -

(iv) Following mutual agreement by the parties, which shall occur no more than 10 days following the Seller's review period in subsection 5(b)(iii), the corresponding amount of the Losses shall be deducted from the Escrow Property released to the Purchaser, and the balance of the Escrow Property for the Performance Condition shall be released to the Seller in accordance with the provisions of Section 7.

(c) In the event the Share Purchase Agreement is terminated in accordance with its terms by the Purchaser for breach by the Seller, all Escrow Property remaining in escrow shall be returned to the Purchaser.

6. Delivery of Instructions to Escrow Agent

(a) At any time, (i) the Seller may deliver a written notice and demand to the Escrow Agent and the Purchaser stating that Seller is entitled under this Escrow Agreement to the release of the Escrow Property, or (ii) the Purchaser may deliver a written notice and demand to the Escrow Agent and the Seller stating that Purchaser is entitled under this Escrow Agreement to a return of the Escrow Property (a "**Demand**").

(b) The Escrow Agent shall be required to honour the Demand unless, within 15 Business Days after the date on which the Escrow Agent received the Demand the Escrow Agent shall have received written notice of objection (the "**Notice of Objection**") from the Purchaser or Seller, as the case may be, in accordance with the provisions of this Escrow Agreement.

(c) Any Notice of Objection to the Escrow Agent shall be sufficient only if delivered to the Escrow Agent within the applicable time-period set forth in this Escrow Agreement. On receipt of the Notice of Objection, the Escrow Agent shall promptly forward a copy of such notice to the party who made the written demand.

(d) Any disagreement between the parties with respect to any matter relating to this Escrow Agreement, including the quantification or legitimacy of a Loss Claim and the release or delivery of the Escrow Property, shall be referred to the Arbitrator in accordance with Section 10(e).

(e) In the event that the Escrow Agent shall have received a Notice of Arbitration as provided in Section 11(e) of this Escrow Agreement within the time prescribed, or any disagreement or dispute shall arise among any of the parties to this Escrow Agreement or any other persons resulting in adverse claims and demands being made for the Escrow Property, whether or not arbitration has been instituted, then in any event, the Escrow Agent shall continue to hold the Escrow Property in escrow until a final decision is rendered by the Arbitrator in accordance with Section 10(e).

7. Delivery of Share Certificates Representing Escrow Property

The Escrow Agent will send to Seller or Purchaser, as applicable, any share certificates or other evidence of Seller's Escrow Property or the Purchaser's Escrow Property in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release thereof.

8. Dealing With Escrow Securities

- 8 -

(a) Unless it is expressly permitted in this Escrow Agreement, no party hereto shall sell, transfer, assign, mortgage, or otherwise deal in any way with the Escrow Property or any related share certificates or other evidence of the Escrow Property.

(b) The Seller may pledge, mortgage or charge the Escrow Property to a financial institution as collateral for a loan, provided that no Escrow Property or any share certificates or other evidence of the Escrow Property will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow subject to the terms of this agreement if the lender realizes on the escrow securities to satisfy the loan.

(c) The Seller may at all times exercise the voting rights attached to the Escrow Securities and any Additional Escrow Securities.

(d) Seller may receive a dividend or other distribution on the Escrow Securities, and elect the manner of payment from the standard options by the Purchaser. If the Escrow Agent receives a dividend or other distribution on the Escrow Securities, other than Additional Escrow Securities, the Escrow Agent will pay the dividend or other distribution to Seller on receipt.

(e) No right of purchase, conversion or exchange attaching to Escrow Securities may be exercised while such Escrow Securities are held in escrow subject to this Escrow Agreement.

9. Limitations on Duties and Liabilities of Escrow Agent

(a) The Escrow Agent shall not have any duties or responsibilities except those set forth in this Escrow Agreement and shall not incur any liability in acting on any signature, notice, request, waiver, consent, receipt or other paper for documents believed by the Escrow Agent to be genuine.

(b) In the event of the death of any person who may be an interested party under this Escrow Agreement, the Escrow Agent shall deem and treat the legal representatives of the person's estate as the successor in interest of the deceased person for all purposes of this Escrow Agreement.

(c) The Escrow Agent may act or refrain from acting in respect of any matter referred to in this Escrow Agreement in full reliance on and by and with the advice of counsel which may be selected by the Escrow Agent (including any member of the firm with which the Escrow Agent is associated) and shall be fully protected in so acting or refraining from acting on the advice of counsel.

(d) The Escrow Agent, in its capacity as such, shall not be responsible for any act or failure to act on its part except in the case of its own bad faith, wilful default or gross negligence. The Escrow Agent shall be automatically released from all responsibility and liability under this Escrow Agreement on the Escrow Agent's delivery or deposit of the Escrow Property and accrued interest thereon, in accordance with the provisions of this Escrow Agreement.

(e) Seller and Purchaser agree that if either shall, pursuant to this Escrow Agreement, deliver to the Escrow Agent a written demand for the Escrow Property, the party making the demand shall, promptly after delivering the demand to the Escrow

- 9 -

Agent, deliver a copy of the demand to the other party, together with a statement of the facts and circumstances underlying the demand, provided, however, that nothing in this Subsection shall have any effect on the Escrow Agent's rights, duties and obligations under the preceding parts of this Escrow Agreement.

10. Resignation of Escrow Agent

(a) If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Purchaser and Seller.

(b) If the Purchaser wishes to terminate the Escrow Agent as escrow agent, the Purchaser will give written notice to the Escrow Agent and Seller.

(c) If the Escrow Agent resigns or is terminated, the Purchaser in consultation with Seller will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to each of the other parties and that has accepted such appointment, which appointment will be binding on the parties.

(d) The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Escrow Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent, the Purchaser, or Seller, as applicable, or on such other date as the Escrow Agent and the parties may agree.

(e) On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

11. Arbitration

(a) In the event of any differences between the parties as to the interpretation, application, administration, good faith performance by GPU Atlantic in the achievement of the Performance Conditions, or failure to agree where agreement is required between the parties by this Agreement, herein collectively referred to as disputes, which are not resolved, a party may deliver Notice of such dispute to the other party in accordance with this Agreement.

(b) After delivery of a Notice of dispute between the parties with respect to any matter relating to this Escrow Agreement, including the release of the Escrow Property or any part thereof the parties shall make all reasonable efforts to resolve their dispute amicably and agree to provide, without prejudice, candid and timely disclosure of relevant facts, information and documents to facilitate such negotiations.

(c) If a dispute is not resolved by negotiation between the parties following ten (10) Business Days (or such shorter period as may be applicable if the decision is required to be made within such shorter period) after delivery of a Notice of dispute

- 10 -

(the "**Negotiation Period**"), then the parties agree to submit the matter to binding arbitration by selecting an arbitrator within five (5) Business Days from the last day of the expiry of the Negotiation Period (the "**Arbitrator**") in virtue of the rules set by the provisions of the New Brunswick *Arbitration Act*. The seat of the arbitration shall be Saint John, New Brunswick.

(d) In the event that the parties do not agree on the Arbitrator to be appointed, each party shall appoint one arbitrator and those arbitrators will choose a third Arbitrator who will decide the issue. The process for choosing the Arbitrator shall be completed within ten (10) Business Days from the last day of the expiry of the Negotiation Period and all written submissions shall be made to the Arbitrator so chosen within ten (10) Business Days of his or her appointment. The Arbitrator will thereafter have ten (10) Business Days to reach a final decision to resolve any such dispute.

(e) Upon expiry of the Negotiation Period, the Seller and/or the Purchaser, acting alone or jointly, shall immediately send notice to the Escrow Agent stating that the parties have submitted a matter to arbitration (the "**Notice of Arbitration**").

12. Termination

This Escrow Agreement shall terminate:

(a) when all of the Escrow Property has been released from escrow pursuant to this Escrow Agreement; or

(b) upon the written agreement of the Purchaser and Seller.

13. Notices

All notices, requests, demands, instructions and other communications (herein referred to as "**Notices**") shall be in writing, and shall be addressed respectively as follows:

(a) If to Seller:

with a copy to (which shall not constitute notice) to:

Sweibel Novek LLP
3449 avenue du Musee
Montreal, QC, H3G 2C8
Attention: Barbara Novek
email: bnovek@sweibelnovek.com

(b) If to the Purchaser or the Escrow Agent:

- 11 -

Attention: Darcy Daubaras
email: darcy@hiveblockchain.com

with a copy (which shall not constitute notice) to:

Peterson McVicar LLP
Suite 902, 18 King Street East
Toronto, ON M5C 1C4
Attention: Dennis H. Peterson
email: dhp@petelaw.com

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

Any party may at any time change its address for service from time to time by giving express written notice to the other parties in accordance with this Section 10.

14. General

(a) *Escrow Agent Not a Trustee.* The Escrow Agent accepts duties and responsibilities under this Agreement, and the Escrow Securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

(b) *Further Assurances*. The parties agree to sign all such documents and to do all such things as may be necessary or desirable to more completely and effectively carry out the terms and intentions of this Escrow Agreement.

(c) *Time of the Essence*. Time shall be of the essence hereof.

(d) *Entire Agreement.* This Escrow Agreement, together with the Share Purchase Agreement, contains the entire agreement of the parties hereto with respect to the escrow of the Escrow Property and supersedes and replaces any existing agreement, whether written or oral, between the parties relating generally to the same subject matter.

(e) *Enurement*. The provisions of this Escrow Agreement, where the context permits, shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

(f) *Severability*. The invalidity or unenforceability of any particular provision of this Escrow Agreement shall not affect or limit the validity or enforceability of the *remaining* provisions of this Escrow Agreement.

(g) *Amendment.* Any amendment or supplementation of this Escrow Agreement shall be effective only if agreed to in writing by the parties hereto.

- 13 -

IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of the date first above written.

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

Per: ______________________________
Darcy Daubaras
Chief Financial Officer

GPU.ONE HOLDING INC.

Per: ______________________________
Vladimir Plessovskikh
Chief Executive Officer

SCHEDULE A

COMPLETION STANDARDS FOR BUILDING #3

Completion: For the purpose of this agreement, completion shall mean total completion of Building #3 within the following parameters:

- Budget to complete Building #3: CAD $3,630,413
- Contingency amount 15%: CAD $544,561.95
- **Total Authorized Construction Budget: CAD $4,174,975**

Specifications: Total Authorized Construction Budget is limited to only those items which are contained in the specifications of building #2. Anything over and above the specifications of Building #2, or that are not essential to the operations of Building #3, are not to be counted in the Total Authorized Construction Budget and are not to be counted in establishing Overage and the Overage Penalty. Moreover, no extras relating to building through winter conditions, heating, oil/propane for melting the foundations, indirect costs, or any other complexities arising out of the choices of Purchaser are to be counted in the Total Authorized Construction Budget and are not to be counted in establishing Overage and the Overage Penalty. Only actual costs will be included in the Overage calculation, which is exclusive of applicable taxes (the "**Specifications**").

Overage Penalty: Any direct construction costs, in accordance with the Specifications, associated to the construction of Building #3, in excess of the Total Authorized Construction Budget of CAD $4,174,975 (the "**Overage**") will constitute the "**Overage Penalty**" and will be deducted from the Holdback through the claim process set out in Section 5.

Deemed Completion: Completion shall be achieved following operation of Building #3 for 30 days to facilitate 20MW of cryptocurrency mining capacity plus or minus 5%, with power available at 240V and distributed to at least 14,784 outlets, including all switchgear, breakers, and PDUs, along with network switches and IT architecture, commensurate with the design and construction of Building 2, which in totality would allow for, during these 30 days, the continuous and successful operation of at least 5,544 ASIC Miners plus or minus 5% with an approximate power rating of 3,300 – 3,500 W each; such continuous operation to provide 98% up-time (measured as the total reported hashrate output of the facility relative to the total specified hashrate of the ASIC miner hardware installed at the facility at any given time) during these 30 days whereby the ASIC miners installed in Building #3 function and connect successfully to a mining pool designated by the Purchaser, whereby the ASIC miners hash between 420 to 500 PH/s (range to be commensurate with illustrative table below, using specified, or similar ASIC hardware) and score successfully to earn crypto-currency rewards for the Purchaser; intended to be successful and operational during all 12 months of the calendar year;

	TH/s	W	J/TH	# Miners	Total hash (TH/s)	Total Power (W)
M30S	86	3268	38.00	5544	476,784	18,117,792
M31s+	80	3360	42.00	5544	443,520	18,627,840
M31s	76	3220	42.37	5544	421,344	17,851,680
A1246	90	3420	38.00	5544	498,960	18,960,480

Further, where it is demonstrated for a period of 30 days that Buildings 1 (at 10MW), 2 (at 20MW) may operate simultaneously with Building 3 in the manner described above (with commensurate technical parameters pro-rata to the MW power load of each building), for a total operating power load of 50MW plus or minus 5%, providing for the continuous and successful operation of the Purchaser's ASIC mining hardware (and/or the hosted ASIC mining hardware). The foregoing

SCHEDULE B

VENDOR PAYABLES

GPU ATLANTIC INC.
Vendor Aged Summary As at 12/31/2020

Time of payment	Name	Total	Current	31 to 60	61 to 90	91+
[redacted]						

Total outstanding: [redacted]

Generated On: 01/26/2021

Land is already paid
Amounts to be paid during building 3

Actual AP at closing

[redacted]

Schedule of payment of AP

[redacted]

[redacted]

Redacted: Identity of third party vendors; commercially sensitive information.

GPU ATLANTIC INC.

Vendor Aged Summary As at 01/31/2021

Name	Total	Current	31 to 60	61 to 90	91+
[redacted]					

Total outstanding: [redacted]

Generated On: 02/22/2021

Actual AP [redacted]

vs AP dec 31

GPU paid off in 1 month (land and bit more paid off

Redacted: Identity of third party vendors; commercially sensitive information.

SCHEDULE C

TENTATIVE SUBDIVISION PLAN

SCHEDULE D

EMPLOYEE LIST

Name	Proposed Job Title	Compensation	Vacation
[redacted]			

4130-4665-5275 v9

Redacted: Employee information; commercially sensitive information.